The information contained in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Base Shelf Prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 10, 2022
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authority in the Province of Ontario but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This preliminary prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated November 18, 2021 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically at www.sedar.com.
No distribution of securities pursuant to this Prospectus Supplement will be made to purchasers in Canada. See “Underwriting.”
PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated November 18, 2021
New Issue	January 10, 2022
ALGONQUIN POWER & UTILITIES CORP.

U.S.$
   % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due    , 2082
Preferred Shares Issuable Upon Automatic Conversion
Algonquin Power & Utilities Corp. (the “Corporation”, the “Issuer” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of $   principal amount of unsecured   % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due    , 2082 (the “Notes”). The Notes will mature on    , 2082 (the “Maturity Date”). The terms and offering price of the Notes were determined by negotiation between Algonquin and BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives (collectively, the “Representatives”) to the several underwriters (collectively, the “Underwriters”) named in Schedule A to a certain underwriting agreement (the “Underwriting Agreement”) between the Corporation and the Representatives. See “Underwriting.” The closing of the Offering is expected to occur on or about January    , 2022, or such later date(s) as the Corporation and the Underwriters may agree (the “Issue Date”).
The Corporation will pay interest on the Notes semi-annually in arrears on     and     of each year during which the Notes are outstanding until the Maturity Date (each such semi-annual date, an “Interest Payment Date”), commencing on    , 2022. The Notes will bear interest from, and including, the Issue Date to, but excluding,    , 2027 at a rate of   % per annum. On    , 2027 and on every fifth anniversary of such date thereafter (each such date an “Interest Reset Date”), the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate (as defined herein) on the business day immediately preceding such Interest Reset Date (each, an “Interest Rate Calculation Date”) plus, (i) for the period from, and including,    , 2027 to, but excluding,    , 2032,   %, (ii) for the period from, and including,    , 2032 to, but excluding,    , 2052,   % and (iii) for the period from, and including,    , 2052 to, but excluding, the Maturity Date,   %, in each case, to be reset on each Interest Reset Date. The Notes will be issued in registered form and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Concurrently with this offering, the Corporation is also offering (the “Concurrent Canadian Offering”) C$   principal amount of    % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due    , 2082 (the “Series 2022-A Notes”). The Concurrent Canadian Offering will be made in each of the provinces and territories of Canada pursuant to a prospectus supplement filed under the Base Shelf Prospectus. This Prospectus Supplement is not and should not be construed as an offering of any notes other than the Notes offered hereby. The completion of the Offering is not contingent on the success of any other offering, including the Concurrent Canadian Offering, and the completion of the Concurrent Canadian Offering is not contingent on the success of any other offering, including this Offering.
	Price to Public(1)	Underwriting Commission	Net Proceeds to Algonquin(2)
Per Note	%	%	%
Total	$	$	$
(1)	Plus accrued interest, if any, from , 2022, if initial settlement occurs after that date. See “Settlement.”
(2)
Proceeds of the Offering after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation. Total expenses of the Offering, including the underwriting commission, are estimated to be approximately $   million. See “Underwriting.”

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Notes initially at the offering price specified above. After the Underwriters have made reasonable efforts to sell all of the Notes offered by this Prospectus Supplement at such price, the Underwriters may reduce the offering price to investors from time to time in order to sell any of the Notes remaining unsold. Any such reduction in the offering price shall not affect the purchase price to be paid to the Corporation. See “Underwriting.”
This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “U.S.”) and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the U.S.
Joint Book-Running Managers
BofA Securities	Wells Fargo Securities
Co-Managers
Morgan Stanley		Scotiabank	CIBC Capital Markets
J.P. Morgan	RBC Capital Markets	TD Securities	BMO Capital Markets	National Bank Financial

Cover continued from previous page
The Underwriters expect to deliver the Notes on or about January   , 2022 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.
So long as no event of default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date, and for greater certainty, all accrued and unpaid interest shall be due and payable at maturity.
The Notes, including accrued and unpaid interest thereon, will be converted automatically (an “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly-issued series of preferred shares of the Corporation (the “Conversion Preferred Shares”) upon the occurrence of an Automatic Conversion Event (as defined herein). As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Corporation to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Corporation’s control.
The Corporation may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, on any date during a Par Call Period (as defined herein) at a redemption price equal to 100.00% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. At any time not during a Par Call Period, the Corporation may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the date fixed for redemption) that would be due if the Notes matured on the first day of the next succeeding Par Call Period, discounted to the date fixed for redemption (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate (as defined herein) plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. Any such optional redemption may be subject to such conditions as may be specified in the applicable notice of redemption.
After the occurrence of a Tax Event (as defined herein), the Corporation may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for such redemption.
At any time within 120 days following the occurrence of a Rating Event (as defined herein), the Corporation may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for such redemption.
For greater clarity, notwithstanding the occurrence of a Tax Event or Rating Event, the Corporation shall continue to have the option to redeem the Notes in accordance with its optional redemption right described above.
The Underwriters, as principals, conditionally offer the Notes in the U.S., subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement and referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to Canadian matters, and Gibson, Dunn & Crutcher LLP, as to U.S. matters, and on behalf of the Underwriters by Cravath, Swaine & Moore LLP, as to U.S. matters, and Bennett Jones LLP, as to Canadian matters.
The Corporation does not intend to apply to list the Notes on any securities exchange or quotation system and, consequently, there is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors.”
An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Conversion Preferred Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation and the Conversion Preferred Shares included and incorporated by reference in this Prospectus Supplement. See “Risk Factors.”
Owning the Notes may subject you to tax consequences both in the United States and Canada. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and some of its directors are residents of Canada and that a portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
BofA Securities, Inc., Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc., CIBC World Markets Corp., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, TD Securities (USA) LLC, BMO Capital Markets Corp. and National Bank of Canada Financial Inc. are affiliates of financial institutions which are lenders to the Corporation and/or certain subsidiary entities of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters.”
Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Certain Civil Liabilities.”
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement
Base Shelf Prospectus
i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING BASE SHELF PROSPECTUS
This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Notes and the Conversion Preferred Shares and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Notes offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.
If the description of the Notes varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation is not, and the Underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.
Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to “the Corporation”, “Algonquin”, “we” and “us” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.
CURRENCY
In this Prospectus Supplement, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars”, “$” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.
The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2018, 2019 and 2020 and for the nine months ended September 30, 2021 and 2020, in each case as reported by the Bank of Canada.
	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019	2018
High	0.8306	0.7710	0.7863	0.7699	0.8138
Low	0.7778	0.6898	0.6898	0.7353	0.7330
Average	0.7994	0.7391	0.7461	0.7537	0.7721
Period End	0.7849	0.7497	0.7854	0.7699	0.7330
The daily exchange rate on January 7, 2022, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = U.S.$0.7895.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
AND FORWARD-LOOKING INFORMATION
This Prospectus Supplement, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to, statements relating to: expected future growth, earnings (including 2021 Adjusted Net Earnings (as defined in the Corporation’s most recent annual Management’s Discussion and Analysis (“MD&A”)) per share) and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding credit ratings and the maintenance thereof; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received, including production tax credits and investment tax credits; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; the expected reduction in CO2 emissions due to the retirement of the Asbury coal facility; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to power purchase agreements and energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, power purchase agreements, regulatory matters, in-service dates and completion dates; expectations regarding the closing of the Corporation’s acquisitions, including the acquisition of Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”, and together with Kentucky Power, the “Acquired Entities”) (the “Kentucky Power Acquisition”); expectations regarding the purchase price for the Kentucky Power Acquisition and the expected financing thereof; the anticipated benefits of the Kentucky Power Acquisition, including the impact of the Kentucky Power Acquisition on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding the impact of the Kentucky Power Acquisition on Kentucky Power and Kentucky TransCo and their stakeholders, including expectations regarding enhanced investment and employment in the state of Kentucky; expectations regarding the Corporation’s and Kentucky Power’s customer base, total rate base, electric rate base, distribution and transmission infrastructure and business mix following the completion of the Kentucky Power Acquisition; business mix and sustainability objectives following the completion of the Kentucky Power Acquisition; expectations regarding the timing for transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell coal generating facility (the “Mitchell Plant”); expectations regarding the Corporation’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding the Corporation’s development pipeline; expectations regarding regulatory hearings, motions, filings, proceedings and approvals; expectations regarding the resumption of normal collection procedures; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future generation of the Corporation’s energy facilities; expectations regarding legal proceedings and the outcomes thereof; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding future “greening the fleet” and related initiatives, including with respect to Kentucky Power; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; strategy and goals; expectations regarding the apportionment of liability for, the blade remediation work at the Sugar Creek Wind Facility; expense reductions; expected future base rates; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of the Corporation’s outstanding subordinated notes; expectations regarding the maturity and settlement of the Corporation’s outstanding equity units; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in the Corporation’s target markets; anticipated regulatory outcomes, actions and procedural steps; anticipated customer benefits, the future impact on the Corporation of actual or proposed laws, regulations and rules; accounting estimates; interest rates; currency exchange rates; commodity prices; the Concurrent Canadian Offering, including the expectation that the Concurrent Canadian Offering will be completed, the expected closing date of the Concurrent Canadian Offering, the aggregate amount of the gross proceeds of the Concurrent Canadian Offering and the expected uses of such proceeds; and this Offering, including the closing date thereof, the expected use of proceeds, and the anticipated tax treatment of the Notes. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Acquisition; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; the availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations; the timing and completion of the Kentucky Power Acquisition; the realization of the anticipated benefits of the Kentucky Power Acquisition, including that it will be accretive to the Corporation’s Adjusted Net Earnings per share; the satisfaction of the conditions to closing of pending acquisitions, including the receipt, in a timely manner, of applicable regulatory and other required approvals and consents; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to the closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”) or Abengoa-Algonquin Global Energy Solutions acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the common shares of the Corporation (“Common Shares”) and the Corporation’s other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; inability to complete pending acquisitions; impact of significant demands placed on the Corporation as a result of pending acquisitions; impact of expenses related to acquisitions; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives relating to acquisitions; the anticipated benefits of any acquisition, which may not materialize or may not occur within the time periods anticipated by the Corporation; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; the Kentucky Power Acquisition and related financing could result in a downgrade of credit ratings of the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; claims for nuisance being resolved against Kentucky Power following the completion of the Kentucky Power Acquisition; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF (as defined herein) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A under the heading “Enterprise Risk Management”.
Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference (including any financial outlook), is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.
PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement has been prepared in accordance with Generally Accepted Accounting Principles in the United States.
NON-GAAP FINANCIAL MEASURES
The terms “Adjusted Net Earnings”, “Adjusted Net Earnings per share” (or “Adjusted Net EPS”), “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) and “Adjusted Funds from Operations” may be used in this Prospectus and are not recognized measures under U.S. GAAP.
“Adjusted Net Earnings” is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses “Adjusted Net Earnings” to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act (“U.S. Tax Reform”), costs related to condemnation proceedings, financial impacts from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the “Market Disruption Event”) on the Corporation’s Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of the Corporation. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. “Adjusted Net Earnings” is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. The Corporation uses “Adjusted Net EPS” to enhance assessment and understanding of the performance of the Corporation. “Adjusted Net EPS” represents Adjusted Net Earnings less dividends on preferred shares divided by the weighted average number of Common Shares outstanding during the relevant period.
“Adjusted EBITDA” is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. The Corporation uses these calculations to monitor the amount of cash generated by the Corporation. The Corporation uses Adjusted EBITDA to assess the operating performance of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to noncontrolling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Corporation’s Senate Wind Facility as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. The Corporation adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Corporation. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
“Adjusted Funds from Operations” is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Corporation’s Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of the Corporation. The Corporation believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
There is no standardized measure of “Adjusted Net Earnings”, “Adjusted Net EPS”, “Adjusted EBITDA” or “Adjusted Funds from Operations” and the Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. For further information regarding the terms “Adjusted Net Earnings”, “Adjusted Net EPS”, “Adjusted EBITDA” or “Adjusted Funds from Operations”, including a reconciliation of “Adjusted Net Earnings” to “Net Earnings”, a reconciliation of “Adjusted EBITA” to “Net Earnings” and a reconciliation of “Adjusted Funds from Operations” to “Cash Flows from Operating Activities”, being the most directly comparable U.S. GAAP measure for each such non-GAAP measure, see “Non-GAAP Financial Measures—Reconciliation of Adjusted Net Earnings to Net Earnings”, “Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA to Net Earnings” and “Non-GAAP Financial Measures—Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities” in the Corporation’s most recent annual and interim MD&A, each of which is incorporated by reference in this Prospectus and available on SEDAR at www.sedar.com and EDGAR (as defined herein) at www.sec.gov. For information regarding other non-GAAP financial measures used by the Corporation and referred to in the documents incorporated by reference herein, including an explanation, calculation and analysis and, as applicable, a reconciliation to the most directly comparable U.S. GAAP measure, see “Non-GAAP Financial Measures” in the Corporation’s most recent annual and interim MD&A, each of which is incorporated by reference in this Prospectus and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. Copies of the documents incorporated by reference herein and in the Base Shelf Prospectus may be obtained on request without charge from the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
As of the date hereof, the following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), are specifically incorporated by reference in and form an integral part of this Prospectus:
(a)	the Corporation’s annual information form dated March 4, 2021 for the year ended December 31, 2020 (the “AIF”);
(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019, together with the report of independent registered public accounting firm thereon, as filed on SEDAR on March 4, 2021;

(c)	the MD&A of the Corporation for the year ended December 31, 2020, as filed on SEDAR on March 4, 2021;
(d)	the management information circular of the Corporation filed on SEDAR on May 3, 2021 in respect of the Corporation’s annual meeting of shareholders held on June 3, 2021;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2021, as filed on SEDAR on November 11, 2021;

(f)	the MD&A of the Corporation for the three and nine months ended September 30, 2021, as filed on SEDAR on November 11, 2021;
(g)	the material change report of the Corporation dated October 27, 2021 in respect of the Kentucky Power Acquisition and the bought deal offering of Common Shares announced concurrently;
(h)	the template version of the final term sheet for the Offering dated January , 2022 (the “Term Sheet”); and
(i)	the template version of the investor presentation for the Offering dated January 10, 2022 (the “Investor Presentation”).
Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus (except that any description of the Corporation’s credit ratings in any such document shall not be deemed to be incorporated by reference into this Prospectus Supplement).
Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.
Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.
MARKETING MATERIALS
The Term Sheet and Investor Presentation are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials (as defined in National Instrument 41-101—General Prospectus Requirements) with respect to the Offering that is filed after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus.

WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, a registration statement on Form F-10 with respect to the Notes. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation will provide to each person to whom this Prospectus Supplement is delivered, without charge, upon request to the Vice President, Investor Relations of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Email: InvestorRelations@APUCorp.com, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.
The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces and territories of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on SEDAR at www.sedar.com. Unless specifically incorporated by reference herein or in the Base Shelf Prospectus, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION
General
Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée— Hydrogenics Corporation and Hydrogenics Corporation—Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Chile and Bermuda; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.
Regulated Services Group
Electric Utilities Natural Gas Utilities Water and Wastewater Utilities Natural Gas and Electric Transmission
Renewable Energy Group
Wind Generation Solar Generation Hydro Electric Generation Thermal Co-Generation
Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Chile and Bermuda. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electric energy generation facilities. The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities. In addition to directly owned and operated assets, the Renewable Energy Group has certain investments in generating assets, which includes the Corporation’s approximate 44% indirect beneficial interest in Atlantica, a NASDAQ-listed company that owns and operates a portfolio of international clean energy and water infrastructure assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.
See “Description of the Business” in the AIF and “Overview and Business Strategy” in the Corporation’s most recent interim MD&A.

RECENT DEVELOPMENTS
Concurrent Canadian Offering
Concurrently with this Offering, the Corporation is also conducting the Concurrent Canadian Offering of Series 2022-A Notes. The Concurrent Canadian Offering will be made in each of the provinces and territories of Canada pursuant to a prospectus supplement filed under the Base Shelf Prospectus. The completion of the Offering is not contingent on the success of any other offering, including the Concurrent Canadian Offering, and the completion of the Concurrent Canadian Offering is not contingent on the success of any other offering, including this Offering. The Concurrent Canadian Offering is expected to close on or about January    , 2022, the same date as the Offering.
Acquisition of New York American Water Company, Inc.
On January 3, 2022, the Corporation announced that Liberty Utilities (Eastern Water Holdings) Corp., a wholly-owned subsidiary of the Corporation’s regulated utility operating subsidiary, Liberty Utilities Co. (“Liberty Utilities”), had successfully completed the previously-announced acquisition of New York American Water Company, Inc. (“New York American Water”) from American Water Works Company, Inc. for a purchase price of approximately $608 million. Headquartered in Merrick, New York, New York American Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. New York American Water’s operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers in Nassau County on Long Island. The purchase price for the acquisition of New York American Water was funded through drawings on a $1.1 billion credit facility of Liberty Utilities entered into on December 20, 2021 (the “Liberty Utilities 2021 Credit Facility”).
Kentucky Power Acquisition
On October 26, 2021, Liberty Utilities entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power and Kentucky TransCo for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt.
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving approximately 228,000 active customer connections in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania—New Jersey—Maryland regional transmission organization (PJM). Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).
Closing of the Kentucky Power Acquisition is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance of the Kentucky Power Acquisition by the Committee on Foreign Investment in the United States, the approval by each of the Kentucky Public Service Commission and FERC, and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant (in which Kentucky Power owns a 50% interest, representing 780 MW), and the satisfaction of other customary closing conditions. If the acquisition agreement is terminated in certain circumstances, including due to a failure to receive required regulatory approvals (other than the approval of the Kentucky Public Service Commission, FERC or the Public Service Commission of West Virginia for the termination and replacement of the existing operating agreement for the Mitchell Plant), the Corporation may be required to pay a termination fee of $65 million. The Kentucky Power Acquisition is expected to close in mid-2022.
For additional information regarding the Kentucky Power Acquisition, including risk factors relating to the Kentucky Power Acquisition, please see the Corporation’s MD&A for the three and nine months ended September 30, 2021, which is incorporated by reference in this Prospectus and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Capital Investment Expectations
On December 14, 2021, the Corporation announced an approximately $12.4 billion capital investment plan for the period from 2022 through the end of 2026, consisting of approximately $8.8 billion of anticipated investments by its Regulated Services Group and approximately $3.6 billion of anticipated investments by its Renewable Energy Group. See “Cautionary Statement on Forward-Looking Statements and Forward-Looking Information”.

SUMMARY
The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements appearing elsewhere in this Prospectus Supplement or the Base Shelf Prospectus and in the documents incorporated by reference herein. Reference is made to the “Description of the Notes” section of this Prospectus Supplement for the meaning of certain terms not otherwise defined in this section.
The Notes
Issuer:
Algonquin Power & Utilities Corp., a corporation formed under the Canada Business Corporations Act (the “Corporation” or “Algonquin”).
Offering:
$   aggregate principal amount of unsecured   % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B of the Corporation due    , 2082 (the “Notes”).
Issue Date:
    , 2022.
Maturity Date:
    , 2082.
Specified Denominations:
Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Use of Proceeds:
The net proceeds from this Offering will be $   , determined after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation.
The net proceeds to the Corporation from the Concurrent Canadian Offering (as defined herein) will be approximately C$   million (or $   million using the daily exchange rate as reported by the Bank of Canada on January  , 2022 of C$1.00 = $   ) after deducting the underwriting commission but before deducting expenses of the Concurrent Canadian Offering. The expenses of the Concurrent Canadian Offering are estimated to be approximately C$   million and will be paid from the general funds of the Corporation.
The Corporation expects that the net proceeds of the Offering and the net proceeds of the Concurrent Canadian Offering will be used to partially finance the Kentucky Power Acquisition, provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Corporation expects to use such net proceeds to reduce amounts outstanding under existing credit facilities of the Corporation and its subsidiaries, which indebtedness was principally incurred in the ordinary course of operations and to fund the Corporation’s previously disclosed growth opportunities. See “Use of Proceeds” and “Underwriting.”
While the Corporation intends to use the net proceeds of the Offering as set out above, the Offering is not conditional upon the closing of the Kentucky Power Acquisition and management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of such expenditures. See “Risk Factors.”
Further Issuance:
The Corporation may, without the consent of the holders of the Notes, “reopen” the Notes and issue additional notes from time to time in the future. The Notes offered hereby and any additional notes that the Corporation may issue by reopening such series of

Notes will constitute a single series under the Indenture and will, in the circumstances in which the Indenture provides, vote or take any other action as a single class. See “Description of the Notes—Further Issuance.”
Interest:
The Corporation will pay interest on the Notes semi-annually in arrears on     and     of each year during which the Notes are outstanding until the Maturity Date (each such semi-annual date, an “Interest Payment Date”), commencing on    , 2022.
The Notes will bear interest from, and including, the Issue Date to, but excluding,    , 2027 at a rate of   % per annum. On    , 2027 and on every fifth anniversary of such date thereafter (each such date an “Interest Reset Date”), the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate on the business day immediately preceding such Interest Reset Date (each, an “Interest Rate Calculation Date”) plus, (i) for the period from, and including,    , 2027 to, but excluding,    , 2032,   %, (ii) for the period from, and including,    , 2032 to, but excluding,    , 2052,   % and (iii) for the period from, and including,    , 2052 to, but excluding, the Maturity Date,   %, in each case, to be reset on each Interest Reset Date.
Deferral Right:
So long as no event of default has occurred and is continuing, the Corporation may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date, and for greater certainty, all accrued and unpaid interest shall be due and payable at maturity.
If the Corporation defers payments of interest on the Notes, the Notes will be treated at that time, solely for purposes of the original issue discount rules, as having been retired and reissued with original issue discount for United States federal income tax purposes. This means that if a holder is subject to United States federal income taxation on a net income basis, such holder would be required to include in such holder’s gross income for United States federal income tax purposes the deferred interest payments on such holder’s Notes before the receipt any cash, regardless of such holder’s regular method of accounting for United States federal income tax purposes. For more information concerning certain tax consequences if payments of interest are deferred, see “Risk Factors” and “Certain U.S. Federal Income Tax Considerations”.
Dividend Stopper Undertaking:
Unless the Corporation has paid all accrued and unpaid interest on the Notes, subject to certain exceptions, the Corporation will not (i) declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Notes, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively (the “Dividend Stopper Undertaking”).
“Dividend Restricted Shares” means, collectively, the preferred shares of the Corporation (including the Conversion Preferred Shares) and the Common Shares.
“Parity Notes” means any class or series of the Corporation’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up (including the Corporation’s 6.875% Fixed-to-Floating Subordinated Notes—Series 2018-A due October 17, 2078 and the Corporation’s 6.20% Fixed-to-Floating Subordinated Notes—Series 2019-A due July 1, 2079). Following completion of the Concurrent Canadian Offering (as defined herein), the Series 2022-A Notes (as defined herein) will also constitute Parity Notes.
It is in the interest of the Corporation to ensure that it timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking. See “Description of the Notes—Dividend Stopper Undertaking” and “Risk Factors.”
Automatic Conversion:
The Notes, including accrued and unpaid interest (including deferred interest) thereon, will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Corporation (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Corporation of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Corporation or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Corporation is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Corporation seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Corporation is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Corporation or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).
The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Corporation shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each $1,000 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest (including deferred interest), if any, on the Notes, by $1,000.
Upon an Automatic Conversion of the Notes, the Corporation reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by the Corporation to such person, upon an Automatic Conversion, of Conversion Preferred Shares, would require the Corporation to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Conversion Preferred Shares upon an Automatic Conversion (“Ineligible Persons”). In such circumstances, the Corporation will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Corporation for the purpose of effecting the sale (to parties other than the Corporation, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preferred Shares. There can be no assurance that the Corporation will be successful in such attempts.

As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Corporation to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Corporation’s control. See “Description of the Notes—Automatic Conversion,” “Description of the Conversion Preferred Shares” and “Risk Factors.”
Optional Redemption Right:
The Corporation may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, on any date during a Par Call Period (as defined below) at a redemption price equal to 100.00% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued.
A “Par Call Period” means the period from, and including, the     immediately preceding an Interest Reset Date to, and including, that particular Interest Reset Date.
At any time not during a Par Call Period, the Corporation may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the date fixed for redemption) that would be due if the Notes matured on the first day of the next succeeding Par Call Period, discounted to the date fixed for redemption (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate (as defined herein) plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.
Notice of any redemption of Notes may, at the Corporation’s discretion, be given subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an incurrence of indebtedness or an acquisition or other strategic transaction involving a change of control of the Corporation or another entity). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or otherwise waived on or prior to the business day immediately preceding the relevant redemption date.
In the event that the Corporation redeems or purchases any of the Notes, the Corporation intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Corporation from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P (as defined herein) at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P) or a Tax Event.
Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Corporation may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $1,000 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. See “Description of the Notes—Redemption on Tax Event or Rating Event.”
At any time within 120 days following the occurrence of a Rating Event, the Corporation may, at its option, redeem all (but not less than all) of the Notes. The redemption price per $1,000 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption. See “Description of the Notes—Redemption on Tax Event or Rating Event.”
For greater clarity, notwithstanding the occurrence of a Tax Event or Rating Event, the Corporation shall continue to have the option to redeem the Notes in accordance with its optional redemption right described above.
Purchase for Cancellation:
Subject to the Dividend Stopper Undertaking, the Notes may be purchased, in whole or in part, by the Corporation in the open market or by tender or private contract. Notes purchased by the Corporation shall be cancelled and shall not be reissued. The purchase price payable by the Corporation will be paid in cash. See “Description of the Notes—Purchase for Cancellation.”
Additional Algonquin Covenants:
In addition to the Dividend Stopper Undertaking, the Corporation will covenant for the benefit of the holders of the Notes that it will not create or issue any Issuer Preferred Shares which, in the event of insolvency or winding-up of the Corporation, would rank in right of payment in priority to the Conversion Preferred Shares. See “Description of the Notes—Additional Covenants.”
Subordination and Events of Default:
The Notes will be direct unsecured subordinated obligations of the Corporation. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Corporation’s subsidiaries.
“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities (including the Notes) issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior

Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation. As of September 30, 2021, the Corporation’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately $1.17 billion.
In addition, as of September 30, 2021, the total long-term indebtedness of the Corporation’s subsidiaries was approximately $5.08 billion (including securities due within one year).
An event of default in respect of the Notes will occur only if the Corporation defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (provided, however, that if the Corporation, at its sole option, elects to defer interest payments as described under “Description of the Notes—Deferral Right”, the date on which such payment is due and payable shall be the date on which the Corporation is required to make payment following such deferral), (iii) in the performance of the covenant described under the caption “—Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance”, or (iv) in the performance of, or breaches, any covenant of the Corporation under the Indenture (other than a covenant or a default in whose performance or breach is specifically dealt with in clauses (i), (ii) or (iii) above), and such default or breach continues for a period of 90 days after there has been given written notice to the Corporation by either Trustee (with a copy to the other Trustee), or to the Corporation and the Trustees by the holders of at least 25% in principal amount of the Notes, specifying such default or breach and requiring it to be remedied.
If an event of default has occurred and is continuing, and the Notes have not already been automatically converted into Conversion Preferred Shares, then the Corporation shall without notice from a Trustee be deemed to be in default under the Indenture and the Notes and the U.S. Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount where the Corporation fails to make payment thereof upon such demand.
Payment of Additional Amounts:
All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes, unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”), as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted, subject to certain exceptions. See “Description of the Notes—Payment of Additional Amounts.”
Book-Entry Only Form:
The Underwriters expect to deliver the Notes on or about January   , 2022 in book-entry form through The Depository Trust Company and its direct and indirect participants (each, a “Participant”), including Euroclear Bank S.A./N.V. and Clearstream Banking S.A. Accordingly, physical certificates representing the Notes will not be available except in the limited circumstances described under “Description of the Notes—Book-Entry Only Form.”
Conversion Preferred Shares:
Holders of the Conversion Preferred Shares will be entitled to receive cumulative preferential cash dividends if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law at the same rate as would have accrued on the Notes (had the Notes remained outstanding) as described under “Description of the Notes—Interest and Maturity” (the “Perpetual Preferred Share Rate”), payable on each semi-annual dividend payment date, subject to any applicable withholding tax. See “Description of the Conversion Preferred Shares.”
Concurrent Canadian Offering
Concurrently with this offering, the Corporation is also offering (the “Concurrent Canadian Offering”) C$   principal amount of  % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due    , 2082.
Absence of Trading Market:
The Notes constitute a new issue of securities with no established trading market. The Corporation does not intend to apply for listing of the Notes on any securities exchange and, consequently, purchasers may not be able to resell the Notes purchased under this Prospectus Supplement.
Risk Factors:
An investment in the Notes is subject to certain risks. Furthermore, an investment in the Notes could be replaced in certain circumstances, without the consent of the holder, by Conversion Preferred Shares. Prospective purchasers should therefore carefully consider the disclosure with respect to the Corporation and the Conversion Preferred Shares included and incorporated by reference in this Prospectus Supplement. See “Risk Factors.”

RISK FACTORS
An investment in the Notes is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A under the heading “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.
Risks Relating to the Offering
Discretion in the Use of Proceeds
The Corporation intends to use the net proceeds of this Offering and the net proceeds of the Concurrent Canadian Offering to fund a portion of the purchase price for the Kentucky Power Acquisition as described under “Use of Proceeds”; however, neither the Offering nor the Concurrent Canadian Offering is conditional upon the closing of the Kentucky Power Acquisition and management of the Corporation will have discretion concerning the use of proceeds of the Offering and the Concurrent Canadian Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering and the Concurrent Canadian Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.
The Concurrent Canadian Offering May Not be Completed
Completion of the Offering is not conditional on the completion of the Concurrent Canadian Offering, and closing of the Offering may occur in circumstances where the Concurrent Canadian Offering is not completed. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Concurrent Canadian Offering will be completed.
Risk of Credit Rating Downgrade
The change in the capital structure of the Corporation as a result of the Kentucky Power Acquisition and the related financing plan, including the incurrence of additional indebtedness represented by this Offering, the Concurrent Canadian Offering or otherwise, could cause credit rating agencies which rate the Corporation’s outstanding debt obligations to re-evaluate and potentially downgrade the Corporation’s current credit ratings, which could increase the Corporation’s borrowing costs and adversely impact the market price of the outstanding securities of the Corporation, including the Notes. See “Liquidity and Capital Reserves—Credit Ratings” in the Corporation’s most recent interim MD&A.
The Kentucky Power Acquisition could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB− by S&P or Baa3 by Moody’s Investors Services, Inc. at such time).
Risks Relating to the Notes
Rights only as an Equity Holder in the Event of Insolvency
In the event of the occurrence of the Automatic Conversion, with the result that the holder of Notes receives Conversion Preferred Shares on conversion of such Notes, the only claim or entitlement of such holder will be in its capacity as a shareholder of the Corporation. See “Description of the Notes—Automatic Conversion” and “Risks Relating to the Conversion Preferred Shares—Insolvency or Winding-Up.”
Market for the Notes
The Notes constitute a new issue of securities with no established trading market. In addition, it is not expected that the Notes will be listed on any securities exchange or quotation system. As a result, the trading market for the

Notes may not be active or liquid and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the trading prices of the Notes in the secondary market, the transparency and availability of trading prices, and the liquidity of the Notes.
The price offered to the public for the Notes was determined through negotiations with the Underwriters. If the Notes are traded after their initial issuance, they may trade at a discount from their initial issuance price depending on prevailing interest rates, the market for similar securities, the performance of the Corporation and other factors. There can be no assurance that an active trading market will develop or be sustained or that the Notes may be resold at or above the initial public offering price. In addition, the ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate.
Subordination
The Corporation’s obligations under the Notes will be subordinated in right of payment to all of the Corporation’s current and future Senior Indebtedness. This means that the Corporation will not be permitted to make any payments on the Notes if it defaults on a payment of principal of, premium, if any, or interest on any such Senior Indebtedness or there shall occur an event of default under such Senior Indebtedness and it does not cure the default within the applicable grace period, if the holders of the Senior Indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such Senior Indebtedness otherwise restrict the Corporation from making payments to junior creditors. See “Description of the Notes—Subordination.”
In addition to the contractual subordination described above, the Notes will not be guaranteed by the Corporation’s subsidiaries and, as a result, payment of principal of, premium, if any, and interest on the Notes will be structurally subordinated to any indebtedness and other liabilities of the Corporation’s subsidiaries.
As of September 30, 2021, (i) the Corporation on a consolidated basis had approximately $6.87 billion of outstanding indebtedness (excluding undrawn letters of credit), of which approximately $1.17 billion was Senior Indebtedness of the Corporation on a standalone basis (excluding undrawn letters of credit); and (ii) the total long-term indebtedness of the Corporation’s subsidiaries was approximately $5.08 billion (including securities due within one year). All such indebtedness will effectively rank senior to the Notes.
Furthermore, in the event of an insolvency or liquidation of the Corporation, the claims of creditors of the Corporation would be entitled to a priority payment over the claims of holders of equity interests of the Corporation, such as the Conversion Preferred Shares. See “Risk Factors—Risks Relating to the Notes—Rights only as an Equity Holder in the Event of Insolvency” and “Risk Factors—Risks Relating to the Conversion Preferred Shares— Insolvency or Winding-up.”
No Limit on Debt
The Indenture does not contain any provision limiting the Corporation’s ability to incur indebtedness generally. Any such indebtedness could rank in priority to the Notes. The Corporation currently has substantial indebtedness and may incur substantial additional indebtedness in the future, including as a result of the Kentucky Power Acquisition.
Early Redemption
The Corporation may redeem the Notes in the circumstances described under “Description of the Notes—Optional Redemption Right,” and “Description of the Notes—Redemption on Tax Event or Rating Event.” This redemption right may, depending on prevailing market conditions at the time, create reinvestment risk for holders of the Notes in that they may be unable to find a suitable replacement investment with a comparable return to the Notes.
Deferral Right
So long as no event of default has occurred and is continuing, subject to certain exceptions, the Corporation may elect, at its sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years as described under “Description of the Notes—Deferral Right.” There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Notes and the Indenture.

Investors in the Notes located outside of Canada may have difficulties enforcing civil liabilities
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s officers and some of the Corporation’s directors, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation will agree, in accordance with the terms of the Indenture, to accept service of process in any suit, action or proceeding with respect to the Indenture or the Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of the Notes to effect service of process within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws or other laws of the United States. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
The interest rate will reset on    , 2027 and each subsequent Interest Reset Date, and any interest payable after an Interest Rate Date may be less than an earlier interest rate
The Notes will bear interest from, and including, the Issue Date to, but excluding,    , 2027 at a rate of   % per annum. On    , 2027 and on every Interest Reset Date thereafter, the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate on the Interest Rate Calculation Date in respect of such Interest Reset Date plus, (i) for the period from, and including,    , 2027 to, but excluding,    , 2032,   %, (ii) for the period from, and including,    , 2032 to, but excluding,    , 2052,   % and (iii) for the period from, and including,    , 2052 to, but excluding, the Maturity Date,   %, in each case, to be reset on each Interest Reset Date. Therefore, the interest rate after    , 2027 could be less than the initial interest rate applicable to the Notes, and any interest payable after a subsequent Interest Reset Date may be less than the interest rate for a prior period. The Corporation has no control over the factors that may affect United States Treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events.
Historical United States Treasury rates are not an indication of future United States Treasury rates
In the past, United States Treasury rates have experienced significant fluctuations. Historical levels, fluctuations and trends of United States Treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in United States Treasury rates is not an indication that United States Treasury rates are more or less likely to increase or decrease at any time after    , 2027, and historical United States Treasury rates are not an indication of future Five-Year U.S. Treasury Rates.
The tax treatment of the Notes for U.S. federal income tax purposes is uncertain
The treatment of the Notes for U.S. federal income tax purposes is uncertain. The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances. There is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument with substantially identical terms as the Notes. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, the Corporation intends to treat the Notes as debt for U.S. federal income tax purposes. However, the Corporation will not request any ruling from the IRS (as defined herein), regarding the treatment of the Notes for U.S. federal income tax purposes and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes.
If the Notes were treated as equity for U.S. federal income tax purposes and the Corporation were a PFIC (as defined herein) for any taxable year during which a U.S. investor held the Notes, the U.S. investor could be subject to adverse tax consequences, including increased tax liability on certain gains and payments on the Notes and a requirement to file annual reports with the IRS. The Corporation does not expect to be a PFIC for its 2022 taxable year. However, the determination of whether the Corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding the Corporation’s PFIC status for its current or any future taxable year.
Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes and the consequences of holding a Note if the Corporation is or becomes a PFIC. See “Certain U.S. Federal Income Tax Considerations.”
If the possibility of interest deferral were determined not to be remote, or if interest payments on the Notes are in fact deferred, U.S. investors would be required to recognize income for U.S. federal income tax purposes in advance of the receipt of cash attributable to such income
In the event the possibility of interest deferral were determined not to be remote under applicable U.S. Treasury regulations, or if the Corporation in fact exercises its option to defer payments of interest, the Notes would be treated as issued with OID at the time of issuance, or at the time of deferral, as the case may be, and all stated interest, or if interest is in fact deferred, all stated interest due after such deferral, would be treated as original issue discount for U.S. federal income tax purposes (“OID”). Consequently, a U.S. investor would be required to include interest income as it accrues using a constant yield method, regardless of such investor’s method of accounting, and before such investor receives any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore U.S. investors should consult their tax advisers regarding the tax consequences if the Notes were treated as issued (or deemed reissued) with OID. See “Certain U.S. Federal Income Tax Considerations.”
Rating agencies may change their practices for rating the Notes, which change may affect the market price of the Notes. In addition, the Corporation may redeem the Notes if a rating agency makes certain changes in the equity credit methodology for securities such as the Notes.
The rating agencies that currently or may in the future publish a rating for the Corporation, including S&P (as defined herein) and Fitch (as defined herein) may, from time to time in the future, change the way they analyze securities with features similar to the Notes. This may include, for example, changes to the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the Notes. If the rating agencies change their practices for rating these types of securities in the future, and the ratings of the Notes are subsequently lowered, that could have a negative impact on the trading price of the Notes. In addition, the Corporation may redeem the Notes at its option, in whole, but not in part, if a rating agency makes certain changes in the equity credit methodology for securities such as the Notes. See “Description of the Notes—Redemption on Tax Event or Rating Event” in this Prospectus Supplement.
Risks Relating to the Conversion Preferred Shares
Dividends
Holders of Conversion Preferred Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if the Corporation has sufficient funds, net of its liabilities, to pay such dividends. The Corporation may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Corporation will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Corporation under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on Conversion Preferred Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no additional amounts will be payable to holders of Conversion Preferred Shares in respect of such withholding tax. See “Certain Canadian Federal Income Tax Considerations—Conversion Preferred Shares—Dividends.”
Credit ratings applied to the Notes and the Conversion Preferred Shares may affect the market price or value and the liquidity of the Notes and Conversion Preferred Shares
The credit ratings applied to the Notes and the Conversion Preferred Shares issuable on conversion of the Notes are an assessment by the Rating Agencies (as defined herein) of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Notes and the Conversion Preferred Shares issuable on conversion of the Notes may affect the market price or value and the liquidity of the Notes and Conversion Preferred Shares. There is no assurance that any credit rating assigned to the Notes or the Conversion Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant Rating Agency.
Insolvency or Winding-Up
The Conversion Preferred Shares do not constitute indebtedness and are equity capital of the Corporation which rank junior to all indebtedness and other non-equity claims and equally with the other outstanding series of the Corporation’s preferred shares in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used to pay liabilities and other debt before payments may be made on the Conversion Preferred Shares and other preferred shares of the Corporation, if any.
No Fixed Maturity
The Conversion Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Conversion Preferred Shares. The ability of a holder to liquidate its holdings of Conversion Preferred Shares may be limited.
The Corporation may choose to redeem the Conversion Preferred Shares from time to time
The Corporation may choose to redeem the Conversion Preferred Shares from time to time, in accordance with its rights described under “Description of the Conversion Preferred Shares—Redemption of the Conversion Preferred Shares.” The amount payable upon redemption may be subject to withholding tax. In addition, if prevailing interest rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Conversion Preferred Shares being redeemed. The Corporation’s redemption right also may adversely impact a purchaser’s ability to sell the Conversion Preferred Shares.
Voting Rights
Holders of Conversion Preferred Shares will not have any voting rights except in the event of the non-payment of four semi-annual dividends, subject to certain constraints, as described under “Description of the Conversion Preferred Shares—Voting Rights,” or otherwise required by law.
Secondary Market and Liquidity
There is currently no market through which the Conversion Preferred Shares may be sold and purchasers of Notes that are subsequently converted into Conversion Preferred Shares may not be able to resell the Conversion Preferred Shares. There can be no assurance that an active trading market will develop for the Conversion Preferred Shares following any issuance of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. The Corporation is under no obligation to list the Conversion Preferred Shares on any stock exchange or other market. The ability of a holder to pledge Conversion Preferred Shares or otherwise take action with respect to such holder’s interest therein (other than through a Participant) may be limited due to the lack of a physical certificate. The public offering price for the Notes and the principal amount of Notes to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Note may bear no relationship to the price at which the Conversion Preferred Shares issuable on conversion of the Notes may trade subsequent to this Offering.
Market Value
The market value of the Conversion Preferred Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Corporation’s preferred shares or other securities, failure to meet analysts’ expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the Conversion Preferred Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Prevailing yields on similar securities will affect the market value of the Conversion Preferred Shares. Assuming all other factors remain unchanged, the market value of the Conversion Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Five-Year U.S. Treasury Rate and comparable benchmark rates of interest for similar securities will also affect the market value of the Conversion Preferred Shares in an analogous manner. In addition, the market value of the Conversion Preferred Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See “Risks Relating to the Conversion Preferred Shares—Dividends.”

USE OF PROCEEDS
The net proceeds to the Corporation from the Offering, after deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation, will be approximately $    . Total expenses of the Offering, including the underwriting commission, are estimated to be approximately $   . See “Underwriting.”
The net proceeds to the Corporation from the Concurrent Canadian Offering will be approximately C$     million (or $    million using the daily exchange rate as reported by the Bank of Canada on January     , 2022 of C$1.00 = $   ) after deducting the underwriting commission but before deducting expenses of the Concurrent Canadian Offering. The expenses of the Concurrent Canadian Offering are estimated to be approximately C$     million and will be paid from the general funds of the Corporation.
The Corporation expects that the net proceeds of the Offering and the net proceeds of the Concurrent Canadian Offering will be used to partially finance the Kentucky Power Acquisition, provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Corporation expects to use such net proceeds to reduce amounts outstanding under existing credit facilities (which indebtedness was principally incurred in the ordinary course of operations and to fund the Corporation’s previously disclosed growth opportunities) as follows: (i) approximately $    to the Corporation’s     credit facility; (ii) approximately $    to the     credit facility; and (iii) approximately $    to the     credit facility.
While the Corporation intends to use the net proceeds as set out above, the Offering is not conditional upon the closing of the Kentucky Power Acquisition and management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of such expenditures. See “Risk Factors.”
CONSOLIDATED CAPITALIZATION
The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2021, and the unaudited pro forma consolidated capitalization of the Corporation as at September 30, 2021 after giving effect to: (i) the net proceeds of the bought deal Common Share offering announced concurrently with the Kentucky Power Acquisition (the “Bought Deal Offering”) of approximately $618 million; (ii) the short-term application of the net proceeds of the Bought Deal Offering, prior to the closing of the Kentucky Power Acquisition, to reduce amounts outstanding under the existing credit facilities of the Corporation and its subsidiaries; (iii) the net proceeds of the Offering, determined after deducting the Underwriters’ fee and estimated expenses of the Offering on an after-tax basis; (iv) the net proceeds of the Concurrent Canadian Offering determined after deducting the underwriters’ fee and estimated expenses of the Concurrent Canadian Offering on an after-tax basis; (v) the short-term application of the net proceeds of the Offering, prior to the closing of the Kentucky Power Acquisition, to reduce amounts outstanding under the existing credit facilities of the Corporation and its subsidiaries; (vi) the short-term application of the net proceeds of the Concurrent Canadian Offering, prior to the closing of the Kentucky Power Acquisition, to reduce amounts outstanding under the existing credit facilities of the Corporation and its subsidiaries; and (vii) drawings of $610.4 million on the Liberty Utilities 2021 Credit Facility to fund the purchase price and certain transaction expenses relating to the acquisition of New York American Water. See “Use of Proceeds” and “Recent Developments” for further details.

The financial information set out in the following table has been compiled based on financial statements prepared in accordance with U.S. GAAP:
	As at September 30, 2021 (unaudited; $ in millions)	Pro forma as at September 30, 2021 (unaudited; $ in millions)(1)(2)
Total Debt	6,870.0
Shareholders’ equity
Common Shares	5,382.3	5,999.3
Preferred Shares	184.3	184.3
Additional paid-in capital	—	—
(Deficit)	(344.0)	(344.0)
Accumulated other comprehensive loss	(114.9)	(114.9)
Redeemable non-controlling interest	321.5	306.5
Non-Controlling Interest	1,454.8	1,454.8

Total capitalization	$13,754.0
(1)
The net proceeds of the Bought Deal Offering were converted from Canadian dollars to U.S. dollars using the daily exchange rate as reported by the Bank of Canada on November 8, 2021 of C$1.00 = $0.8033.

(2)
The net proceeds of the Concurrent Canadian Offering were converted from Canadian dollars to U.S. dollars using the daily exchange rate as reported by the Bank of Canada on January     , 2022 of C$1.00 = $    .

EARNINGS COVERAGE RATIOS
The following consolidated earnings coverage ratios are calculated for the 12-month periods ended September 30, 2021 and December 31, 2020. The ratios give effect to the distribution of $     principal amount of Notes offered pursuant to this Prospectus Supplement, the distribution of C$     principal amount of Series 2022-A Notes offered pursuant to the Concurrent Canadian Offering and the repayment of certain indebtedness outstanding during such periods if such issuance and repayments had occurred on October 1, 2020 and January 1, 2020, respectively. The Corporation’s borrowing cost requirements after giving effect to the issue of the Notes, the issue of the Series 2022-A Notes1 and the repayment of certain indebtedness outstanding during such periods (including the indebtedness to be repaid using the net proceeds of the Offering and the Concurrent Canadian Offering, see “Use of Proceeds”) amounted to $     million and $     million for the 12 months ended December 31, 2020 and the 12 months ended September 30, 2021, respectively. The Corporation’s earnings before interest and income tax for the 12 months ended December 31, 2020 and 12 months ended September 30, 2021 were $534.9 million and $792.4 million, respectively, which is    times and    times, respectively, the Corporation’s aggregate borrowing cost requirements for those periods.
[1]
The net proceeds of the Concurrent Canadian Offering were converted from Canadian dollars to U.S. dollars using the daily exchange rate as reported by the Bank of Canada on January   , 2022 of C$1.00 = $    .

DESCRIPTION OF THE NOTES
Algonquin, a corporation organized and existing under the laws of Canada, will issue $   aggregate principal amount of   % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due  , 2082 (the “Notes”) under an indenture, dated as of October 17, 2018 (the “Base Indenture”), among the Issuer, American Stock Transfer & Trust Company, LLC, as the United States trustee, paying agent, registrar and transfer agent (the “U.S. Trustee”) and TSX Trust Company (as successor to AST Trust Company (Canada)), as the Canadian trustee (the “Canadian Co-Trustee”), as supplemented by the third supplemental indenture, to be dated as of the Issue Date (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Issuer, the U.S. Trustee and the Canadian Co-Trustee.
The following is a summary of the material rights, privileges, restrictions, obligations and conditions attaching to the Notes and certain provisions of the Indenture and is intended to supplement, and to the extent inconsistent, to replace, the more general terms and provisions of the debt securities described in the accompanying Base Shelf Prospectus, to which we refer you. This summary is qualified in its entirety by the provisions of the Indenture and the Notes. You should read the Indenture and the Notes in their entirety. Copies of the Indenture and the Notes may be obtained upon request to the Issuer at the address set forth under “Documents Incorporated by Reference.”
For information concerning the Conversion Preferred Shares into which the Notes are, in certain circumstances, convertible as described under “—Automatic Conversion” below, see “Description of the Conversion Preferred Shares.”
In this “Description of the Notes” section (i) references to the “Issuer” or “we” refers only to Algonquin Power & Utilities Corp. and not any of its subsidiaries and (ii) the U.S. Trustee and the Canadian Co-Trustee are each also individually referred to as a “Trustee” and collectively as the “Trustees.” Unless otherwise indicated, defined terms used in this section apply only to this “Description of the Notes” section and the “Description of the Conversion Preferred Shares” section and not to any other sections of this Prospectus Supplement.
Further Issuance
The Notes will constitute a separate series of Securities (as defined in the Base Indenture) under the Indenture, initially limited to $   in aggregate principal amount. Under the Indenture the Issuer may, without the consent of the holders of the Notes, “reopen” the series of Securities of which the Notes are a part and issue additional notes of such series from time to time in the future. The Notes offered by this Prospectus Supplement and any additional notes of such series that the Issuer may issue in the future will constitute a single series of Securities under the Indenture. This means that, in circumstances in which the Indenture provides for the holders of Securities of any series to vote or take any other action as a single class, the Notes offered hereby and any additional notes of such series of notes that the Issuer may issue by reopening such series will vote or take that action as a single class.
Interest and Maturity
Subject to the Issuer’s right to defer interest payments as described below, the Issuer will pay interest on the Notes semi-annually in arrears on     and     of each year during which the Notes are outstanding (each such semi-annual date, an “Interest Payment Date”), commencing on    , 2022.
The Notes will bear interest from, and including, the Issue Date to, but excluding,    , 2027 at a rate of   % per annum. On 2027 and on every fifth anniversary of such date thereafter (each such date an “Interest Reset Date”), the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate on the business day immediately preceding such Interest Reset Date (each, an “Interest Rate Calculation Date”) plus, (i) for the period from, and including,    , 2027 to, but excluding,    , 2032,   %, (ii) for the period from, and including,    , 2032 to, but excluding,    , 2052,   % and (iii) for the period from, and including,    , 2052 to, but excluding, the Maturity Date,   %, in each case, to be reset on each Interest Reset Date. If interest payments are deferred or otherwise not paid, they will accrue and compound until paid at the same rate at which the Notes bear interest to the extent permitted by law.
The Notes will mature on    , 2082 (the “Maturity Date”).
“Five-Year U.S. Treasury Rate” means, on any Interest Rate Calculation Date, the average of the yields on actively traded United States Treasury securities adjusted to constant maturity, for five-year maturities, for the most recent five business days appearing under the caption “Treasury Constant Maturities” in the most recent H.15 (as defined herein).

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the U.S. Federal Reserve Board, and “most recent H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Rate Calculation Date.
The amount of interest payable for any interest accrual period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full semi-annual period for which interest is computed will be computed on the basis of the number of days in the period using 30-day calendar months. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by 360.
In this Prospectus Supplement the term “interest” includes semi-annual interest payments and applicable interest on interest payments accrued but not paid on the applicable Interest Payment Date.
Interest payments will be made to the persons or entities in whose names the Notes are registered at the close of business on     and     (in each case, whether or not a business day), as the case may be, immediately preceding the relevant Interest Payment Date.
If an Interest Payment Date, a redemption date or the Maturity Date of the Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and, if such payment is so made, no interest on such payment will accrue for the period from and after the Interest Payment Date, the redemption date or the Maturity Date, as applicable.
Unless all of the outstanding Notes have been redeemed as of    , 2027, the Issuer will appoint a calculation agent (the “Calculation Agent”) with respect to the Notes prior to the Interest Rate Calculation Date preceding    , 2027. The Issuer or any of its affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Interest Reset Date will be determined by the Calculation Agent as of the applicable Interest Rate Calculation Date. If the Issuer or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify the Issuer of the interest rate for the relevant Interest Reset Date promptly upon such determination. The Issuer will notify the Trustee of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Date beginning on or after    , 2027 will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Issuer’s principal offices and will be made available to any holder of the Notes upon request. In no event shall either Trustee be the Calculation Agent, nor shall either Trustee have any liability for any determination made by or on behalf of such Calculation Agent.
If the Five-Year U.S. Treasury Rate cannot be determined pursuant to the method described above, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year U.S. Treasury Rate, will determine the Five-Year U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor Five-Year U.S. Treasury Rate, then the Calculation Agent will use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of “business day” and the Interest Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Five-Year U.S. Treasury Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.
Specified Denominations
The Notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Deferral Right
So long as no event of default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date and for greater certainty, all accrued and unpaid interest shall be due and payable at maturity.
The Issuer will give the holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date.
Dividend Stopper Undertaking
Unless the Issuer has paid all accrued and unpaid interest on the Notes, the Issuer will not:
(i)	declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Notes (other than stock dividends on Dividend Restricted Shares);
(ii)
redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Notes (except (a) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

(iii)
make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively (the “Dividend Stopper Undertaking”).

“Dividend Restricted Shares” means, collectively, the Issuer Preferred Shares and the Issuer Common Shares.
“Parity Notes” means any class or series of the Issuer’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion (as defined below)) as to distributions upon liquidation, dissolution or winding-up. As of the issue date of the Notes, the Issuer’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 and the Issuer’s 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079 constitute the only Parity Notes outstanding. Following completion of the Concurrent Canadian Offering, the Series 2022-A Notes will also constitute Parity Notes.
It is in the interest of the Issuer to ensure that it timely pays interest on the Notes so as to avoid triggering the Dividend Stopper Undertaking.
Automatic Conversion
The Notes, including accrued and unpaid interest (including deferred interest) thereon, will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Issuer (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).
The Conversion Preferred Shares will carry the right to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law, at the Perpetual Preferred Share Rate, payable on each semi-annual dividend payment date, subject to any applicable withholding Tax. See “Description of the Conversion Preferred Shares.”
The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Issuer shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each $1,000 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest (including deferred interest), if any, on the Notes, by $1,000.
Upon an Automatic Conversion of the Notes, the Issuer reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to Ineligible Persons. In such circumstances, the Issuer will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Issuer for the purpose of effecting the sale (to parties other than the Issuer, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preferred Shares. There can be no assurance that the Issuer will be successful in such attempts. Such sales, if any, may be made at any time and any price. The Issuer will not be subject to any liability for failing to sell Conversion Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Issuer from the sale of any such Conversion Preferred Shares will be divided among the Ineligible Persons in proportion to the number of Conversion Preferred Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any. The Issuer will make payment of the aggregate net proceeds to the Clearing Agency (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the applicable procedures of the Clearing Agency or otherwise.
As a precondition to the delivery of any certificate or other evidence of issuance representing any Conversion Preferred Shares or related rights following an Automatic Conversion, the Issuer may require a holder of Notes (and persons holding Notes represented by such holder of Notes) to deliver a declaration, in form and substance satisfactory to the Issuer, confirming compliance with any applicable regulatory requirements to establish that such holder of Notes is not, and does not represent, an Ineligible Person.
As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of the Issuer to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond the Issuer’s control.
Optional Redemption Right
The Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, on any date during a Par Call Period (as defined below) at a redemption price equal to 100.00% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.
At any time not during a Par Call Period, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the date fixed for redemption) that would be due if the Notes matured on the first day of the next succeeding Par Call Period, discounted to the date fixed for redemption (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.
“Treasury Rate” means (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes (assuming the Notes matured on the first day of the next Par Call Period), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated by the Issuer using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated by the Issuer on the third business day preceding the redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed if the Notes matured on the first day of the next Par Call Period.
“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means any one of BofA Securities, Inc. or Wells Fargo Securities, LLC and their successors, as specified by the Issuer, or, if neither of such firms is willing or able to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Issuer.
A “Par Call Period” means the period from, and including, the     immediately preceding an Interest Reset Date to, and including, that particular Interest Reset Date.
“Reference Treasury Dealer” means each of BofA Securities, Inc. or Wells Fargo Securities, LLC and their respective successors and two other primary U.S. government securities dealers (each a “Primary Treasury Dealer”), as specified by the Issuer; provided, that (1) if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer will substitute therefor another Primary Treasury Dealer and (2) if the Issuer fails to select a substitute within a reasonable period of time, then the substitute will be a Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Issuer.
“Reference Treasury Dealer Quotations” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
Subject to the satisfaction or waiver of any conditions specified in the relevant notice of redemption, as further described below, notice of redemption shall be irrevocable and on the redemption date, the Notes subject to redemption shall become due and payable at the redemption price, and from and after such date (unless the Issuer shall default in the payment of the redemption price and accrued interest) such Notes shall cease to bear interest. Notes that are redeemed shall be cancelled and shall not be reissued. For the avoidance of doubt, whenever any determination is required to be made as to whether any redemption occurs within or not within a Par Call Period or any other specified period, the actual date of redemption and not the date of notice of redemption shall govern.
Notice of any redemption of Notes may, at the Issuer’s discretion, be given subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an incurrence of indebtedness or an acquisition or other strategic transaction involving a change of control of the Issuer or another entity). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or otherwise waived on or prior to the business day immediately preceding the relevant redemption date.

In the event that the Issuer redeems or purchases any of the Notes, the Issuer intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Issuer from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P (as defined herein) at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P), or a Tax Event.
Redemption on Tax Event or Rating Event
After the occurrence of a Tax Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $1,000 principal amount of Notes will be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.
A “Tax Event” means the Issuer has received an opinion of counsel of nationally recognized standing in the United States or Canada or, if applicable, the Relevant Taxing Jurisdiction experienced in such matters to the effect that, as a result of (i) any amendment or change to the laws (or any regulations or rulings thereunder) of any Relevant Taxing Jurisdiction or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), in each of (i) and (ii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment or change is effective on or after the Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment or change made on or after the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), (A) the Issuer has been or will be obligated to pay Additional Amounts as described under the caption “—Payment of Additional Amounts,” and the Issuer cannot avoid such obligation by taking commercially reasonable measures to avoid it; or (B) there is more than an insubstantial risk that interest payable by the Issuer on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Issuer for Canadian federal income tax purposes.
At any time within 120 days following the occurrence of a Rating Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders of the Notes, redeem all (but not less than all) of the Notes. The redemption price per $1,000 principal amount of Notes will be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.
A “Rating Event” means a change to the methodology or criteria that were employed by any nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the Notes on the Issue Date, which either (i) shortens the period of time during which equity credit pertaining to the Notes would have been in effect had the methodology not been changed, or (ii) reduces the amount of equity credit assigned to the Notes as compared with the amount of equity credit that such rating agency had assigned to the Notes as of the Issue Date.
For greater clarity, notwithstanding the occurrence of a Tax Event or Rating Event, the Issuer shall continue to have the option to redeem the Notes in accordance with its optional redemption right described above.
Purchase for Cancellation
Subject to the Dividend Stopper Undertaking, the Notes may be purchased, in whole or in part, by the Issuer in the open market or by tender or private contract. Notes purchased by the Issuer shall be cancelled and shall not be reissued. The purchase price payable by the Issuer will be paid in cash.
Subordination
The Notes will be direct unsecured subordinated obligations of the Issuer. The payment of principal and interest on the Notes, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Issuer’s subsidiaries.

In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Issuer or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Issuer, or (ii) subject to the subordination provisions in the Indenture that a default shall have occurred with respect to payments due on any Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the holders of the Notes are entitled to receive a payment on account of the principal or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.
“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities (including the Notes) issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Issuer for borrowed money or evidenced by bonds, debentures or notes or obligations of the Issuer for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation. As of September 30, 2021, the Issuer’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately $1.17 billion.
In addition, as of September 30, 2021, the total long-term indebtedness of the Issuer’s subsidiaries was approximately $5.08 billion (including securities due within one year).
Events of Default
An event of default in respect of the Notes will occur only if the Issuer defaults (i) on the payment of principal or premium or Additional Amounts, if any, when due and payable, (ii) on the payment of interest (including Additional Amounts) when due and payable and such default continues for 30 days (provided, however, that if the Issuer, at its sole option, elects to defer interest payments as described under “—Deferral Right”, the date on which such payment is due and payable shall be the date on which the Issuer is required to make payment following such deferral), (iii) in the performance of the covenant described under the caption “Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance” or (iv) in the performance of, or breaches, any covenant of the Issuer under the Indenture (other than a covenant or a default in whose performance or breach is specifically dealt with in clause (i), (ii) or (iii) above), and such default or breach continues for a period of 90 days after there has been given written notice by registered or certified mail, to the Issuer by either Trustee (with a copy to the other Trustee), or to the Issuer and the Trustees by the holders of at least 25% in principal amount of the Notes, specifying such default or breach and requiring it to be remedied.
If an event of default has occurred and is continuing, and the Notes have not already been automatically converted into Conversion Preferred Shares, then the Issuer shall without notice from a Trustee be deemed to be in default under the Indenture and the Notes and the U.S. Trustee may, in its discretion and shall upon the request of holders of not less than 25% of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium or Additional Amounts, if any, together with any accrued and unpaid interest (including Additional Amounts) up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount where the Issuer fails to make payment thereof upon such demand.
The holders of not less than a majority in principal amount of the Notes then outstanding may, on behalf of the holders of all Notes then outstanding, waive a past default under the Indenture and its consequences, except (i) in the payment of the principal of, or any premium, Additional Amounts or interest (including Additional Amounts) on, any Note or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of each holder of the Notes as described under the caption “—Amendment, Supplement and Waiver.”
Additional Covenants
In addition to the Dividend Stopper Undertaking, the Issuer will covenant for the benefit of the holders of the Notes that it will not create or issue any Issuer Preferred Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Issuer, would rank in right of payment in priority to the Conversion Preferred Shares.

Issue of Conversion Preferred Shares in Connection with Automatic Conversion
All corporate action necessary to authorize the Issuer to issue Conversion Preferred Shares pursuant to the terms of the Notes will be completed prior to the closing of the offering of the Notes.
Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance
The Indenture will provide that the Issuer will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all of its assets to any person, unless the Issuer shall be the continuing person, or unless the successor corporation or person that acquires all or substantially all the assets of the Issuer shall expressly assume all of the covenants to be performed and conditions to be observed by the Issuer under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Issuer, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Issuer.
If such successor corporation or person that acquires all or substantially all the assets of the Issuer is organized under the laws of a jurisdiction other than the laws of Canada or any province or territory thereof and the United States or any state thereof or the District of Columbia, such successor corporation or person shall assume the Issuer’s obligations under the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “—Payment of Additional Amounts,” including the definition of “Relevant Taxing Jurisdiction.”
Payment of Additional Amounts
All payments made by or on account of any obligation of the Issuer under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes, unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Issuer is so required to withhold or deduct any Taxes imposed by the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (a “Relevant Taxing Jurisdiction,” and such Taxes, “Canadian Taxes”) from any payment made under or with respect to the Notes, the Issuer shall pay as additional interest such additional amounts (hereinafter “Additional Amounts”) as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction for Canadian Taxes shall not be less than the amount the holder of the Notes would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Notes in respect of a holder or beneficial owner (i) with which the Issuer does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment; (ii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder or beneficial owner of the Notes if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes; (iii) where all or any portion of the amount paid to such holder of the Notes relates to an amount that is or was deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act; (iv) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof (including, without limitation, by being or having been a national, domiciliary or resident, or treated as a resident, of, or physically present in or having or having had a permanent establishment in, Canada or any province or territory thereof) otherwise than by the mere holding of Notes or the receipt of payments thereunder; (v) in respect of any applicable Taxes that are payable other than by withholding from payments under or with respect to the Notes; (vi) in respect of any estate, inheritance, gift, sale, transfer, personal property, excise or similar applicable Taxes; (vii) if the applicable Taxes would not have been imposed but for the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the relevant payment became due and payable pursuant to the terms thereof or was made or duly provided for; (viii) in respect of any applicable Taxes to the extent such applicable Taxes result from the presentation of any Note for payment (where presentation is required for payment) and the payment can be made without such withholding or deduction by the presentation of the Note for payment by at least one other paying agent; (ix) for any Taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (or any amended or successor version of such sections) (“FATCA”), any regulations or other official guidance thereunder, any agreement entered into pursuant to section 1471(b)(1) of the Code, any intergovernmental agreement entered into between a non-U.S. jurisdiction and the United States in connection with FATCA or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA; and (x) in respect of any combination of applicable Taxes referred to in the preceding clauses (i) through (ix). The Issuer shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.
Furthermore, Additional Amounts shall not be paid for any applicable Taxes if the holder is a fiduciary, partnership, limited liability company or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or limited liability company or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the holder thereof.
Whenever in this “Description of the Notes” there is mentioned, in any context, (1) the payment of principal or premium, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of any Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.
The Issuer will pay any present or future stamp, court, documentary or similar Taxes that arise in any taxing jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, or any other document or instrument required in relation thereof, and the Issuer agrees to indemnify the holders for any such Taxes paid by such holders. The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture.
If Additional Amounts are required to be paid as a result of a Tax Event, the Issuer may elect to redeem the outstanding Notes. See “—Redemption on Tax Event or Rating Event” above.
Amendment, Supplement and Waiver
The Indenture or the Notes may be amended without the consent of any holder of outstanding Notes for any of the following purposes (a) to evidence the succession of another person to the Issuer and the assumption by such successor of the covenants of the Issuer in the Indenture and the Notes in accordance with the covenant described under “—Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance,” (b) to add to the covenants of the Issuer or any other obligor for the benefit of holders of the Notes or surrender any right or power under the Indenture conferred upon the Issuer, (c) to add any additional events of default for the benefit of the holders of the Notes, (d) to secure the Notes or add guarantees with respect to the Notes, (e) to effect or maintain, or otherwise comply with the requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, (f) to evidence and provide for the acceptance of appointment by a successor Trustee or to add or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by multiple Trustees or the removal of one or more of the Trustees, (g) to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provisions of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action pursuant to this clause (g) shall not adversely affect the interests of holders of Notes in any material respect, (h) to conform the text of the Indenture or the terms of the Notes to this “Description of the Notes” or (i) to make any other change that does not adversely affect the interests of holders of Notes in any material respect.
The Indenture or the Notes may be amended with the consent of the holders of not less than a majority in principal amount of the outstanding Notes; provided that, in any case, without the consent of each holder of the outstanding Notes affected thereby, the Issuer and the Trustees may not (a) change the Stated Maturity of the principal of, or any installment of principal or interest on, the Notes, (b) reduce the principal amount thereof or reduce the rate of interest thereon, (c) reduce any premium payable on redemption thereof, (d) change any obligation of the Issuer to pay Additional Amounts, (e) change the currency in which principal, and any premium, Additional Amounts or interest thereon is payable, (f) impair the right to institute suit for the enforcement of any payment on any of the Notes when due, (g) reduce the percentage in principal amount of the Notes, the consent of whose holders is required for any amendment or waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, (h) modify the provisions of the Indenture relating to amendments and waivers, waivers of past defaults and statements by officers as to default, except to increase any percentage of holders whose consent is required for such amendment or waiver or to provide that certain provisions of the Indenture cannot be modified or waived without the consent of each holder of the outstanding Notes affected thereby or (i) modify the subordination provisions applicable to the Notes in a manner adverse to the holders thereof.

The Issuer may omit in any particular instance to comply with any term, provision, or condition set forth in the Indenture if before the time for such compliance the holders of not less than a majority in principal amount of the outstanding Notes either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustees in respect of any such term, provision or condition shall remain in full force and effect.
Issue of Additional Notes
The Issuer may, at any time and from time to time, issue additional Notes or other subordinated notes without the authorization of holders of the Notes. In the event that the Issuer issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Notes. In such event, the right of the holders of the Notes to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.
Governing Law
The Indenture and the Notes will be governed by and construed in accordance with the laws of the of the State of New York, without regard to conflicts of laws principles thereof; provided, however, that the exercise, performance or discharge by the Canadian Co-Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Book-Entry Only Form
Upon issuance, the Notes will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Clearing Agency”)), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Note will be $2,000 and integral multiples of $1,000 in excess thereof. Accordingly, the Notes may be transferred or converted only through the Clearing Agency and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Notes in definitive form.
Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Clearing Agency. Holders of the Notes may elect to hold interests in the Notes in book-entry form through either the Clearing Agency in the U.S. or Clearstream Banking, société anonyme (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Clearing Agency.
Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.
The following is based on information furnished by the Clearing Agency:
The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Clearing Agency holds securities that its participants (“Participants”) deposit with the Clearing Agency. The Clearing Agency also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Clearing Agency’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Clearing Agency and its Participants are on file with the SEC.
Purchases of the Notes under the Clearing Agency’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Clearing Agency’s records. The ownership interest of each actual purchaser of each Note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.
To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Clearing Agency are registered in the name of the Clearing Agency’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Clearing Agency’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Clearing Agency mails an “omnibus proxy” to the Issuer as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).
Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency’s practice is to credit Direct Participants’ accounts, upon the Clearing Agency’s receipt of funds and corresponding detailed information from the Issuer or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of the Issuer or the applicable Trustee (provided it has received funds from the Issuer), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.
The Clearing Agency may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Issuer or the U.S. Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.
The Issuer may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Notes in definitive form will be printed and delivered.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters of this Offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.
Distributions with respect to interests in the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream.
Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (“Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters of the Offering of the Notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.
Distributions with respect to the Notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.
The information in this section concerning the Clearing Agency and the Clearing Agency’s book-entry system, Clearstream and Euroclear has been obtained from sources that the Issuer believes to be reliable, but is subject to any changes to the arrangements between the Issuer and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream and Euroclear.
Transfers
Transfers of ownership of the Notes will be effected only through records maintained by the Clearing Agency for such Notes with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Notes who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes, may do so only through Participants. The ability of a holder to pledge Notes or otherwise take action with respect to such holder’s interest in Notes (other than through a Participant) may be limited due to the lack of a physical certificate. See “Risk Factors—Risks Relating to the Notes—Market for Notes.”

Payments and Deliveries
As long as the Clearing Agency is the registered owner of the Notes, the Clearing Agency will be considered the sole owner of the Notes for the purposes of receiving payments on the Notes or the delivery of Conversion Preferred Shares upon the occurrence of an Automatic Conversion. Payments of interest in respect of the Notes will be made by the Issuer to the Clearing Agency as the registered holder of the Notes and the Issuer understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. Deliveries of Conversion Preferred Shares in respect of the exercise or operation of the Automatic Conversion in the limited circumstances described under “—Automatic Conversion” will be made by the Issuer to the Clearing Agency as the registered holder of the Notes and the Issuer understands that such shares will be forwarded by the Clearing Agency to Participants in accordance with the applicable procedures of the Clearing Agency. As long as the Notes are held in the Clearing Agency’s book-entry only system, the responsibility and liability of the Trustees and/or the Issuer in respect of the Notes is limited to making payment of any amount due on the Notes and/or making delivery of Conversion Preferred Shares in respect thereof to the Clearing Agency.
Certain Definitions
“Board of Directors” means the Issuer’s board of directors or any committee thereof duly authorized to act on behalf of such board of directors.
“business day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Trustee’s corporate trust office is closed for business.
“Ineligible Person” means any person whose address is in, or whom the Issuer or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by the Issuer to such person, upon an Automatic Conversion, of Conversion Preferred Shares, would require the Issuer to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of Conversion Preferred Shares upon an Automatic Conversion.
“Issue Date” means the date the Notes are originally issued.
“Issuer Common Shares” means the common shares of the Issuer.
“Issuer Preferred Shares” means the preferred shares of the Issuer (including the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares, the Series G Preferred Shares, the Conversion Preferred Shares and any shares of a newly-issued series of preferred shares of the Issuer created in connection with the Concurrent Canadian Offering).
“S&P” means S&P Global Ratings, a division of S&P Global Inc.
“Series A Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series A.
“Series B Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series B.
“Series C Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series C.
“Series D Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series D.
“Series E Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series E.
“Series F Preferred Shares” means the Issuer’s nil fixed-to-floating preferred shares, Series F.
“Series G Preferred Shares” means the Issuer’s nil fixed-to-floating preferred shares, Series G.
“Stated Maturity” means, when used with respect to the Notes or any installment of principal thereof or interest thereon, the date specified in the Notes as the date on which the principal of the Notes or such installment of principal or interest is due and payable, in the case of such principal, as such date may be advanced or extended as provided pursuant to the terms of the Notes and the Indenture.
“Tax” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

DESCRIPTION OF THE CONVERSION PREFERRED SHARES
The following is a summary of the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares. This summary is qualified in its entirety by the Issuer’s articles and the actual terms and conditions of the Conversion Preferred Shares.
Issue Price
The Conversion Preferred Shares will have an issue price of $1,000 per share.
No Fixed Maturity
The Conversion Preferred Shares will not have a fixed maturity date.
Dividends
Holders of the Conversion Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the solvency test set out in the Canada Business Corporations Act or any other applicable law, at the same rate as would have accrued on the Notes (had such Notes remained outstanding) as described under “Description of the Notes—Interest and Maturity” (the “Perpetual Preferred Share Rate”), payable on each semi-annual dividend payment date, subject to applicable withholding Tax. If the Board of Directors does not declare the dividends, or any part thereof, on the Conversion Preferred Shares on or before the dividend payment date for a particular period, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Issuer shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Issuer, for the payment of the same.
Redemption of the Conversion Preferred Shares
The Conversion Preferred Shares will not be redeemable by the Issuer on or prior to    , 2027. After that date, but subject to the solvency test set out in the Canada Business Corporations Act and the provisions described below under “—Restrictions on Dividends and Retirement of Conversion Preferred Shares,” the Issuer may redeem at any time all, or from time to time any part, of the outstanding Conversion Preferred Shares, without the consent of the holders, on not more than 60 days’ and not less than 30 days’ prior notice, by the payment of an amount in cash for each such share so redeemed of $1,000 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding Tax.
Presentation for Redemption or Sale
A redemption or sale to the Issuer of Conversion Preferred Shares will be effected by the holder transferring such holder’s Conversion Preferred Shares to be redeemed or sold to the account of the Issuer in the Clearing Agency (or, in the event that the Conversion Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the Conversion Preferred Shares, at one of its principal offices, certificates representing such Conversion Preferred Shares).
Purchase for Cancellation
On or after    , 2027, subject to the provisions described below under “—Restrictions on Dividends and Retirement of Conversion Preferred Shares,” the Issuer may, purchase for cancellation any Conversion Preferred Shares in the open market or by tender or private contract at any price, subject to any applicable withholding Tax. Any such shares purchased by the Issuer shall be cancelled and shall not be reissued.
Rights on Liquidation
In the event of the liquidation, dissolution or winding-up of the Issuer, the holders of the Conversion Preferred Shares shall be entitled to receive $1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends thereon, subject to any applicable withholding Tax, before any amount shall be paid or any assets of the Issuer distributed to the holders of Issuer Common Shares or any shares ranking junior to the Conversion Preferred Shares. The holders of the Conversion Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Issuer.

Restrictions on Dividends and Retirement of Conversion Preferred Shares
So long as any of the Conversion Preferred Shares are outstanding, the Issuer will not, without the approval of the holders of the Conversion Preferred Shares, given as specified below:
(i)
declare any dividend on the Issuer Common Shares or any other shares ranking junior to the Conversion Preferred Shares (other than stock dividends on shares ranking junior to the Conversion Preferred Shares); or

(ii)
redeem, purchase or otherwise retire any Issuer Common Shares or any other shares ranking junior to the Conversion Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Conversion Preferred Shares); or

(iii)
redeem, purchase or otherwise retire: (i) less than all the Conversion Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Issuer Preferred Shares, any other shares ranking on a parity with the Conversion Preferred Shares;

unless, in each case, all dividends on the Conversion Preferred Shares of that series and on all other shares ranking prior to or on a parity with the Conversion Preferred Shares, have been declared and paid or set apart for payment.
Issue of Additional Series of Issuer Preferred Shares
The Issuer may issue other series of Issuer Preferred Shares without the authorization of the holders of the Conversion Preferred Shares, as applicable.
Shareholder Approvals
The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Conversion Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2∕3% of the votes cast at a meeting of holders of Conversion Preferred Shares at which at least a majority of the outstanding Conversion Preferred Shares is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. The Issuer will covenant that for so long as the Notes are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the Conversion Preferred Shares (other than any amendments relating to the Issuer Preferred Shares as a class) without the prior approval of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding.
Voting Rights
Subject to applicable corporate law, the holders of Conversion Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Issuer unless and until the Issuer shall fail to pay in aggregate four semi-annual dividends on the Conversion Preferred Shares, whether or not consecutive and whether or not dividends have been declared and whether or not there are any monies of the Issuer properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Conversion Preferred Shares will be entitled to receive notice of, and to attend, all meetings of shareholders of the Issuer (other than a separate meeting of the holders of another series or class of shares) and shall at any such meetings which they shall be entitled to attend, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, be entitled to vote together with all of the voting shares of the Issuer on the basis of four one-hundredths of a vote in respect of each dollar of the issue price of each Conversion Preferred Share held by each such holder.
Book-Entry Only Form
Unless the Issuer elects otherwise, the Conversion Preferred Shares will be issued in “book-entry only” form and may be purchased, held and transferred in substantially the same manner as the Notes. See “Description of the Notes—Book-Entry Only Form.”

UNDERWRITING
BofA Securities, Inc. and Wells Fargo Securities, LLC are acting as the representatives of each of the Underwriters named below. Subject to the terms and conditions set forth in an Underwriting Agreement among the Corporation and the Underwriters, the Corporation has agreed to sell to the Underwriters, and each of the Underwriters has agreed, severally and not jointly, to purchase from the Corporation, the principal amount of Notes set forth opposite its name below.
Underwriter	Principal Amount of Notes
BofA Securities, Inc.	$
Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
CIBC World Markets Corp.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
BMO Capital Markets Corp.
National Bank of Canada Financial Inc.
Total	$
Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement if any of these Notes are purchased. If one or more of the Underwriters shall fail or refuse to purchase its applicable aggregate principal amount of the Notes, and the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement, each of the other Underwriters shall be obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree. If any one or more of the Underwriters shall fail or refuse to purchase such Notes and the aggregate principal amount of such Notes with respect to which such default occurs exceeds 10% of the aggregate principal amount of Notes to be purchased on such date, and arrangements satisfactory to the Representatives and the Corporation for the purchase of such Notes are not made within 48 hours after such default, then the Underwriting Agreement shall terminate.
The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and any Canadian securities laws, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.
The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes may be terminated at their discretion if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering of the Notes and may also be terminated upon the occurrence of certain stated events. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The offering price and the other terms of the Notes have been determined by negotiation between the Corporation and the Underwriters.
This Prospectus Supplement qualifies the distribution of the Notes in the Province of Ontario solely for the purpose of registering the Notes in the United States pursuant to the multijurisdictional disclosure system adopted in the United States and Canada. This Prospectus Supplement does not qualify the Notes for distribution to purchasers in Canada, or to residents of Canada.
Commissions and Discounts
The Representatives have advised the Corporation that the Underwriters propose initially to offer the Notes at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Notes to dealers at that price less a concession not in excess of $     per Note. The Underwriters may allow, and those dealers

may reallow, a discount not in excess of $     per Note to certain other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting commission and proceeds to the Corporation.
	Per Note	Total
Public offering price	%	$
Underwriting commission	%	$
Net Proceeds to the Corporation(1)%		$
(1)	After deducting the underwriting commission but before accounting for any additional expenses of the Offering paid or payable by the Corporation.
We estimate that total expenses of the Offering, including the underwriting commission, will be approximately $     .
New Issue of Notes
The Notes are a new issue of securities and the Corporation does not intend to apply to list the Notes on any securities exchange or quotation system and, consequently, there is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this Prospectus Supplement and the Base Shelf Prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. The Corporation is under no obligation to, and does not intend to, list the Conversion Preferred Shares on any stock exchange or other market. See “Risk Factors.”
No Sales of Similar Securities
The Corporation has agreed, with certain limited exceptions, that the Corporation will not, for a period beginning on the date of this Prospectus Supplement and ending on the closing date of this Offering, without first obtaining the prior written consent of the Representatives, directly or indirectly offer to sell, grant any option for the sale or otherwise dispose of any Notes, any security convertible into, exchangeable into or exercisable for the Notes or any debt securities substantially similar to the Notes (except the Notes issued hereby).
Price Stabilization, Short Positions
In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Notes made by the Underwriters in the open market to peg, fix or maintain the price of the Notes prior to the completion of the Offering.
Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.
Neither the Corporation nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Corporation nor any of the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of certain of the Underwriters are lenders under the Corporation and its subsidiaries’ credit facilities, and have provided the Acquisition Financing Commitment (as defined herein), for which they have received, and in the future would receive, customary fees.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates have a lending relationship with the Corporation and routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Corporation consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
See “Relationship Between the Corporation and Certain Underwriters.”
Settlement
The Corporation expects that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this Prospectus Supplement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”).
Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
This Prospectus Supplement has been prepared on the basis that any offer of the Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. This Prospectus Supplement is not to be considered a prospectus for the purposes of the Prospectus Regulation and any relevant implementing measure in each member state of the EEA.
In connection with the offering, the Underwriters are not acting for anyone other than the Corporation and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point(8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a “qualified investor” as defined in Article 2 of Regulation (EU) No 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).
Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus Supplement has been prepared on the basis that any offer of the Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from a requirement to publish a prospectus for offers of securities. This Prospectus Supplement is not a prospectus for the purpose of the UK Prospectus Regulation.
In the UK, this Prospectus Supplement is being distributed only to and is directed only at: (i) persons who are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth companies, unincorporated associations and other bodies within the categories described in Article 49(2)(a) to (d) of the Order and (iii) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents. Any investment or investment activity to which this Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Hong Kong
The Notes may not be offered or sold by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and, with respect to the Notes of the series to be purchased by it, each initial purchaser has represented and agreed that it has not offered or sold and will not offer or sell any Notes of such series, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore
This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Canada
The Notes offered pursuant to and qualified by this Prospectus Supplement and the accompanying Base Shelf Prospectus are not being, and may not be, offered or sold, directly or indirectly, in Canada or to any resident of Canada.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS
The Corporation expects that the net proceeds of the Offering and the net proceeds from the Concurrent Canadian Offering will be used to partially finance the Kentucky Power Acquisition, provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Corporation expects to use such net proceeds to reduce amounts outstanding under existing credit facilities of the Corporation and its subsidiaries, which indebtedness was principally incurred in the ordinary course of operations and to fund the Corporation’s previously disclosed growth opportunities. See “Use of Proceeds.”
BofA Securities, Inc., Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc., CIBC World Markets Corp., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, TD Securities (USA) LLC, BMO Capital Markets Corp. and National Bank of Canada Financial Inc. are affiliates of financial institutions which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (“APCo”) (a trust of which the Corporation is the sole unitholder), Liberty Utilities and/or Bermuda Electric Light Company Limited (“BELCO”) (a subsidiary of the Corporation) under their respective credit facilities.
Additionally, in connection with the Kentucky Power Acquisition, the Corporation obtained a syndicated acquisition financing commitment from affiliates of certain of the Underwriters (the “Acquisition Financing Commitment”), which funds shall, if drawn, be used for the purposes of financing a portion of the cash purchase price of the Kentucky Power Acquisition, certain costs associated with the assumption of certain indebtedness of the Acquired Entities and/or to provide an alternative source of funds for existing intercompany debt of the Acquired Entities. Furthermore, the Corporation engaged CIBC World Markets Inc., an affiliate of CIBC World Markets Corp., and Morgan Stanley & Co. LLC as financial advisors for the Kentucky Power Acquisition.
Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities laws. In addition, the Underwriters and/or their affiliates are acting as underwriters for the Concurrent Canadian Offering and will receive fees for acting as underwriters for the Concurrent Canadian Offering.
As of December 31, 2021 there was approximately: (i) $289.9 million drawn and $1.7 million and C$2.6 million in outstanding letters of credit under the Corporation’s revolving credit facility; (ii) $14.7 million drawn and $64.4 million in outstanding letters of credit under APCo’s revolving credit facility; (iii) no amounts drawn and $73.0 million in outstanding letters of credit under Liberty Utilities’ revolving credit facility; (iv) $338.7 million in commercial paper issued by Liberty Utilities; (v) $124.6 million and C$40.9 million outstanding letters of credit under APCo’s letter of credit facility; and (vi) $64.3 million drawn under BELCO’s revolving credit facility. Additionally, on January 3, 2022, $610.4 million was drawn on the Liberty Utilities 2021 Credit Facility in connection with the closing of New York American Water acquisition. The Corporation, APCo, Liberty Utilities and BELCO are in compliance with all material terms of the agreements governing the respective facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution.
The decision to distribute the Notes offered hereby and the decision to distribute the Series 2022-A Notes and the determination of the terms of the distribution of the Notes and the terms of the distribution of the Series 2022-A Notes were made through negotiations primarily between the Corporation and the Representatives, on their own behalf and on behalf of the other Underwriters. None of the Lenders were involved in the decision to offer the Notes or the decision to offer the Series 2022-A Notes and none will be involved in the determination of the terms of the distribution of the Notes or the terms of the distribution of the Series 2022-A Notes. Each of the Underwriters will receive its proportionate share of the aggregate underwriting commission payable by the Corporation to the Underwriters and the Underwriters and/or their affiliates will receive their proportionate share of the aggregate underwriting commission payable by the Corporation pursuant to the Concurrent Canadian Offering.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes or Conversion Preferred Shares who acquires Notes pursuant to the Offering and any Conversion Preferred Shares on the conversion of such Notes and who, for purposes of the Income Tax Act (Canada) and the Regulations thereunder (the “Tax Act”) and at all relevant times, (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm’s length with the Corporation, its affiliates and the Underwriters and is not affiliated with the Corporation or any of its affiliates; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Note; (iv) holds Notes and will hold any Conversion Preferred Shares as capital property; (v) does not, and is not deemed to, use or hold the Notes or Conversion Preferred Shares in a business carried on in Canada; and (vi) is not a “specified non-resident shareholder” of the Corporation for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Corporation (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or “authorized foreign banks” (as defined in the Tax Act). This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that such proposals will be enacted in their current form, or at all.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Notes or Conversion Preferred Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.
This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes and Conversion Preferred Shares having regard to their own particular circumstances.
Notes
Interest on and Disposition of the Notes
Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Notes will not be subject to Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Notes, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.
Automatic Conversion
A conversion of Notes into Conversion Preferred Shares pursuant to an Automatic Conversion will result in a disposition of such Notes for purposes of the Tax Act for proceeds equal to the fair market value of the Conversion Preferred Shares which the Non-Resident Holder acquires, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition. The aggregate cost to a Non-Resident Holder of the Conversion Preferred Shares issued on an Automatic Conversion will be equal to the fair market value thereof at the time of the Automatic Conversion.

Conversion Preferred Shares
Dividends
A dividend paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on Conversion Preferred Shares will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an income tax treaty or convention. For a Non-Resident Holder who is a resident of the United States and qualifies for the benefits of the Canada-United States Tax Convention (the “Canada-US Tax Treaty”), the rate of withholding will generally be reduced pursuant to the Canada-US Tax Treaty to 15 percent.
Dispositions
A Non-Resident Holder of Conversion Preferred Shares who disposes of or is deemed to dispose of Conversion Preferred Shares (other than as discussed under “ —Redemption or Other Acquisition by the Corporation”) will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Conversion Preferred Shares unless the Conversion Preferred Shares constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. If the Conversion Preferred Shares are not listed on a designated stock exchange, such shares will be considered taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, the Conversion Preferred Shares derived (directly or indirectly) more than 50 percent of their fair market value from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” or options in respect of, or interests in or rights in respect of, any such property (whether or not such property exists), all as defined for the purposes of the Tax Act.
If the Conversion Preferred Shares are considered taxable Canadian property to the Non-Resident Holder, a disposition or deemed disposition of such Conversion Preferred Shares (other than as discussed under “ —Redemption or Other Acquisition by the Corporation”) will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Conversion Preferred Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Conversion Preferred Shares to the Non-Resident Holder. Generally, one half of any such capital gain (a “taxable capital gain”) must be included in the Non-Resident Holder’s income for that year and one half of any such capital loss (an “allowable capital loss”) must be deducted against taxable capital gains realized in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property subject to the rules contained in the Tax Act.
An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Conversion Preferred Shares notwithstanding that such shares may constitute taxable Canadian property.
Conversion Preferred Shares are not expected to be listed on a “recognized stock exchange” (as defined in the Tax Act). As such, a Non-Resident Holder which disposes of or is deemed to dispose of Conversion Preferred Shares that are taxable Canadian property will be required to satisfy the obligations imposed under section 116 of the Tax Act. Generally, a purchaser of such Conversion Preferred Shares will be entitled to withhold an amount equal to 25% of the purchase price paid for such shares if the Non-Resident Holder does not satisfy such obligations imposed under section 116 of the Tax Act by the time of disposition. An exemption from the general obligations and withholding applicable to such a Non-Resident Holder may be available in respect of such disposition if the Conversion Preferred Shares are “treaty-exempt property” as defined in the Tax Act.
Non-Resident Holders whose Conversion Preferred Shares may be taxable Canadian property should consult their own tax advisors.
Redemption or Other Acquisition by the Corporation
If the Corporation redeems for cash or otherwise acquires the Conversion Preferred Shares, other than by way of a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market (if one develops in respect of the Conversion Preferred Shares), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under “Dividends”. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on a disposition of such shares. See the section above under the heading “—Dispositions.”
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax consequences to the U.S. Holders (as defined below) of purchasing, owning and disposing of the Notes and the Conversion Preferred Shares. This summary deals only with beneficial owners who purchase the Notes in this Offering at the “issue price,” which is the first price at which a substantial amount of the Notes is sold for cash (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who hold the Notes and the Conversion Preferred Shares as capital assets for U.S. federal income tax purposes. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are, for instance:
•	a financial institution;
•	a real investment trust, a regulated investment company or an insurance company;
•	a dealer in securities or currencies;
•	a dealer or trader in securities that uses a mark-to-market method of tax accounting;
•	holding the Notes as part of a hedging transaction, “straddle”, conversion transaction, constructive sale or other integrated transaction;
•	a person whose functional currency is not the U.S. dollar;
•	a tax-exempt entity, qualified retirement plan, individual retirement account or other deferred account;
•	a persons that owns directly, indirectly or constructively ten percent or more, by vote or value, of the outstanding equity interests of the Corporation;
•	a person subject to special tax accounting rules under Section 451(b) of the Code;
•	U.S. expatriate; or
•	partnership pass-through entity for U.S. federal income tax purposes or an investor in such a pass-through entity.
If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of you and your partners will generally depend on the status of the partners and your activities. If you are a partnership owning the Notes or a partner in such partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences of owning the Notes.
This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. All of the foregoing authorities are subject to differing interpretations or change (possibly with retroactive effect), and any such differing interpretations or change may result in U.S. federal income tax consequences to you that are materially different from those described herein. No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.
This discussion does not address any aspect of state, local or non-U.S. taxation, or any taxes other than U.S. federal income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

You are a U.S. Holder for purposes of this discussion if for U.S. federal income tax purposes you are a beneficial owner of a Note or a Conversion Preferred Share and are:
•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (1) the administration of which is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. U.S. Holders are urged to consult their tax advisers with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of the acquisition, ownership and disposition of Notes.
Tax Treatment of the Notes
The determination of whether an instrument is properly treated as indebtedness or equity for U.S. federal income tax purposes is based on all the relevant facts and circumstances. There is no statutory, judicial or administrative authority directly addressing the U.S. federal income tax treatment of an instrument with substantially identical terms as the Notes. As a result, the U.S. federal income tax treatment of the Notes is not clear. In the absence of authority directly addressing the proper treatment of instruments such as the Notes, to the extent required to do so, we intend to treat the Notes as debt for U.S. federal income tax purposes. However, we will not request any ruling from the IRS regarding the treatment of the Notes for U.S. federal income tax purposes and the IRS or a court may conclude that the Notes should be treated as equity for U.S. federal income tax purposes. Prospective investors should consult their tax advisers as to the proper characterization of the Notes for U.S. federal income tax purposes.
Consequences if the Notes are Treated as Debt Instruments for U.S. Federal Income Tax Purposes
The discussion under this section assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes.
Certain Additional Payments
In certain circumstances (e.g., as described under “Description of the Notes—Redemption on Tax Event or Rating Event”) the Corporation may be obligated to pay amounts on the Notes that are in excess of stated interest or principal on the Notes. These potential payments may implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. It is possible that the IRS may take a contrary position. If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury regulations) determined at the time of issuance of the Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale or other taxable disposition of the Notes would be treated as interest income rather than as capital gain. Our determination that the Notes are not contingent payment debt instruments is binding on you unless you disclose a contrary position to the IRS in the manner that is required by applicable Treasury regulations. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments. You should consult your tax adviser regarding the tax consequences if the Notes were treated as contingent payment debt instruments.
Payments of Interest
In general, interest paid on the Notes should be taxable to you as ordinary income when paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original issue discount (“OID”), if any. If the Notes are issued with more than a de minimis amount of OID under the applicable Treasury regulations (as discussed in further detail below), you must include OID in your gross income for U.S. federal income tax purposes as it accrues using the constant yield method, regardless of your method of accounting and irrespective of when you receive any payment attributable to such income. The calculation of the amount of such accruals may be complex, and therefore you should consult your tax adviser regarding the tax consequences if the Notes were treated as issued (or deemed reissued, as discussed in more detail below) with OID.
The Notes may be treated as being issued with OID as a result of our ability to defer payments of interest from time to time for up to five years, unless the likelihood of such deferral is remote. Due to the terms of the Notes and the relevant facts and circumstances, we intend to take the position, and this discussion assumes, that, as of the date of this Prospectus Supplement, the likelihood of deferring payments of interest under the terms of the Notes is remote within the meaning of the Treasury regulations referred to above. Based on the foregoing, we do not intend to treat the Notes as issued with OID by reason of our deferral option. Our position is not, however, binding on the IRS. If the IRS takes a contrary position, you may be required to accrue OID by reason of our deferral option from the time of issuance, as described below, regardless of your method of accounting for U.S. federal income tax purposes.
In the event the possibility of interest deferral were determined not to be remote, or if we in fact exercise our option to defer payments of interest, the Notes would be treated as issued with OID by reason of our deferral option at the time of issuance, or at the time of deferral, as the case may be, and all stated interest, or if interest is in fact deferred, all stated interest due after such deferral would be treated as OID. Consequently, you would be required to include interest income as it accrues using a constant yield method, regardless of your method of accounting, and before you receive any payment attributable to such income.
In addition, based on the application of the Treasury regulations applicable to variable rate debt instruments and the expected pricing terms of the Notes, we also do not expect the pricing of the Notes to result in the Notes as being treated as issued with OID for U.S. federal income tax purposes. The remainder of this discussion assumes the Notes will not be treated as issued with OID.
The amount of interest will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto. Interest on the Notes will generally be foreign-source income for foreign tax credit purposes.
Sale or Other Taxable Disposition of the Notes
Upon the sale or other taxable disposition of a Note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition (less any amount equal to accrued but unpaid interest, which will be taxable as interest income, as described above) and your tax basis in the Note. Assuming we do not defer interest payments on the Notes and the Notes are not otherwise treated as issued with OID, your tax basis in a Note will generally equal the cost of your Note. If the Notes are treated as issued (or deemed reissued) with OID, your tax basis in a Note will generally equal the cost of your Note, increased by any OID previously included in income, and decreased by payments received on the Note after the date of such issuance (or deemed reissuance, as applicable). Any gain or loss will generally be U.S.-source income or loss for purposes of computing your foreign tax credit limitation.
Gain or loss realized on the sale or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.
Automatic Conversion
The conversion of Notes for Conversion Preferred Shares pursuant to the Automatic Conversion should be treated as a tax-free recapitalization for U.S. federal income tax purposes. Thus, no income, gain or loss should be recognized on the conversion except to the extent that there is accrued but unpaid interest at the time of the conversion (which will be treated as such). Any Conversion Preferred Shares will be treated as first being received for the accrued but unpaid interest and the remainder will be treated as received upon conversion of the Notes. Your tax basis in the Conversion Preferred Shares received (other than any such shares received with respect to accrued interest) will equal the tax basis of the Notes that were converted. Your tax basis in the Conversion Preferred Shares received with respect to accrued interest will equal the fair market value of the shares received. Your holding period for the Conversion Preferred Shares received will include your holding period for the Notes converted, except that the holding period of any shares received with respect to accrued interest will commence on the day after the date of receipt.
Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes
The discussion under this section assumes that the Notes are treated as equity for U.S. federal income tax purposes. In addition, the discussion under this section generally assumes that we are not, and will not become, a passive foreign investment company, or a “PFIC”, as described below.
Payments of Interest
Payments of interest on the Notes will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of your adjusted tax basis in the Notes. To the extent that such distribution exceeds your adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if your holding period in the Notes exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. Holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. You should therefore assume that any distribution by the Corporation with respect to the Notes would constitute dividend income.
If you are a non-corporate U.S. Holder, certain dividends paid to you by “qualified foreign corporations” may be taxed at favorable rates. However, these favorable rates are available only if certain conditions are met, including a requirement that you hold the applicable security for a minimum period during which you are not protected from the risk of loss. The IRS has ruled that where a security treated as equity for U.S. federal income tax purposes provides for repayment of the principal amount at maturity, a holder’s creditor rights with respect to the principal repayment may constitute protection from the risk of loss. Therefore, the minimum holding period requirement might not be met with respect to the Notes. If you are a non-corporate U.S. Holder, you should consult your tax adviser with respect to the “qualified dividend income” rules if the Notes are treated as equity for U.S. federal income tax purposes. Interest payments on the Notes will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code with respect to certain dividends.
The amount of dividend income will include any amounts withheld in respect of Canadian taxes and, without duplication, any additional amounts paid with respect thereto.
Interest on the Notes will generally be foreign-source income for foreign tax credit purposes. However, if, as described above, your creditor rights with respect to the principal repayment constitute protection from the risk of loss, you may not be able to meet the minimum holding period necessary to claim foreign tax credits in the case that any Canadian tax is withheld from interest payments.
Sale or Other Taxable Disposition of the Notes
Upon the sale or other taxable disposition of a Note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or taxable disposition and your tax basis in the Note. Your tax basis in a Note will generally equal the cost of your Note. Gain or loss, if any, will generally be U.S.-source income or loss for purposes of computing your foreign tax credit limitation. Gain or loss realized on the sale or other taxable disposition of a Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.
PFIC Rules
In general, the Corporation will be a PFIC for United States federal income tax purposes in any taxable year if (after taking into account the income and assets of Corporation and certain of its subsidiaries) 75% or more of its gross income is passive income, or at least 50% of the average value of its assets is attributable to assets held for the production of, or that produce, passive income. For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.
PFIC status is determined on an annual basis. The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2022. The determination of whether the Corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding the PFIC status of the Corporation for its current or any future taxable year. If you own Notes during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether the Corporation is a PFIC.
In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of the Notes (potentially including dispositions that would not otherwise be taxable), including taxation at maximum ordinary income tax rates plus an interest charge on both gain from the sale of the Notes and certain distributions paid by the Corporation. In addition, in any year in which the Corporation is a PFIC, a U.S. Holder generally must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received in the event you make certain elections (to the extent available)) from the Corporation, any gain realized on a disposition of the Notes and certain other information.
You are urged to consult your tax adviser about the PFIC rules in connection with your holding of the Notes, including potential elections that may be available to mitigate some of the adverse consequences relating to PFIC status.
Conversion Preferred Shares
The discussion under this section generally assumes that we are not, and will not become, a PFIC, as described above.
Dividends
Distributions on the Conversion Preferred Shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of your adjusted tax basis in the Notes. To the extent that such distribution exceeds your adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if your holding period in the Notes exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. Holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. You should therefore assume that any distribution by the Corporation with respect to the Notes would constitute dividend income.
If you are a non-corporate U.S. Holder, certain dividends paid to you by “qualified foreign corporations” may be taxed at favorable rates. If the Conversion Preferred Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Corporation is eligible for benefits under the income tax treaty between Canada and the United States, we generally would constitute a qualified foreign corporation for U.S. federal income tax purposes and, therefore, distributions on the Conversion Preferred Shares to non-corporate U.S. Holders that are treated as dividends for U.S. federal income tax purposes would be treated as qualified dividend income eligible for such favorable rates, provided the applicable holding period requirements and certain other requirements are met (including, without limitation, the requirement that the Corporation not be classified as a PFIC). Distributions on the Conversion Preferred Shares will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to certain dividends. The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.
The amount of dividend income will include any amounts withheld in respect of Canadian taxes.

Distributions that are treated as dividends for U.S. federal income tax purposes will generally be foreign-source income for foreign tax credit limitation purposes. As discussed above, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the U.S. eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by us to persons that are not Canadian residents. Such Canadian tax withholding may exceed your allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to you under the laws of Canada or under the Canada-United States Tax Convention, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to you. Consequently, you should consult your tax adviser as to the U.S. federal income tax consequences relevant to you.
Sale or Other Taxable Disposition of the Conversion Preferred Shares
Upon a sale or other disposition of Conversion Preferred Shares, you generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in the Conversion Preferred Shares. Gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Conversion Preferred Shares have been held for more than one year (including the holding period for the Notes, as applicable). Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. Gain recognized by you from a sale or other disposition of Conversion Preferred Shares will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.
Backup Withholding and Information Reporting
Information returns may be required to be filed with the IRS in connection with payments on the Notes (and OID, if applicable) and proceeds received from a sale or other disposition of the Notes and dividends received with respect to the Conversion Preferred Shares and proceeds from the disposition of those shares, unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your Notes or Conversion Preferred Shares unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
You may be required to report information relating to an interest in the Notes (and OID, if applicable) or Conversion Preferred Shares or an account through which the Notes or Conversion Preferred Shares are held, subject to certain exceptions (including an exception for Notes or Conversion Preferred Shares held in accounts maintained by certain U.S. financial institutions), by attaching a complete IRS Form 8938 to your tax return for each year in which you hold an interest in the Notes or Conversion Preferred Shares. You should consult your tax adviser regarding information reporting requirements relating to your ownership of the Notes or Conversion Preferred Shares.

LEGAL MATTERS
Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Underwriters by Cravath, Swaine & Moore LLP and Bennett Jones LLP. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.
INDEPENDENT AUDITORS
Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Some of the Corporation’s directors and most of the Corporation’s officers, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a final and conclusive judgment of a U.S. court, for a sum certain, predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes and the United States law that led to the judgment is not contrary to Canadian public policy. The enforceability of a United States judgment in Canada will be subject to applicable limitation periods and may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.
Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Appendix A

Investor Presentation

January 10, 2022

Algonquin

Liberty™

Liberty Utilities

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Investor PresentationJanuary 10, 2022

Algonquin | Liberty | Investor Presentation Market Cap1 Total Assets2 Credit Ratings (S&P/Fitch) CapEx Plan from 2022 through end of 2026 Renewables (owned, operated and/or net interest in) Prospective Greenfield Development Pipeline Employees Company Founded Market capitalization on the New York Stock Exchange (NYSE), as of December 31, 2021.Total Assets as of September 30, 2021.

General In this presentation (i) “AQN”, “Algonquin” or the “Company” refers to Algonquin Power & Utilities Corp.; and (ii) unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. An investment in the securities described in this document is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Company (as defined herein) included and incorporated by reference in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment. Owning the securities described in this document may subject you to tax consequences in both in the United States and Canada. Such consequences may not be described fully in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment. Purchasers of the securities should read the tax discussion contained in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment. The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a portion of the assets of the Company and said persons are located outside the United States.This offering of the securities described in this document is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare the prospectus supplement in accordance with Canadian disclosure requirements. Purchasers of the securities described herein should be aware that such requirements are different from those of the United States. Neither the U.S. Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved the securities described in this document or determined if the Company’s final base shelf prospectus, preliminary prospectus supplement or any other applicable shelf prospectus supplement to be filed in connection with the offering of such securities is truthful or complete. Any representation to the contrary is a criminal offence.The securities described in this document will not be listed or posted for trading on any securities exchange. Accordingly, there will be no market through which such securities may be sold and purchasers may not be able to resell the securities purchased under the prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation.Algonquin has filed a registration statement (including a prospectus) with the SEC and a final base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada with respect to Algonquin's offering of U.S. dollar denominated notes (the "USD Offering") and Algonquin's offering of Canadian dollar denominated notes (the "CAD Offering") to which this communication relates. Before you invest, you should read the prospectus and the applicable prospectus supplement for the offerings and the other documents Algonquin has filed with the SEC and Canadian securities regulators for more complete information about Algonquin and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov or SEDAR at www.sedar.com or (i) in respect of the USD Offering, by calling BofA Securities, Inc. at 1-800-294-1322, or Wells Fargo Securities at 1-800-326-5897 and (i) in respect of the CAD Offering, by calling RBC Capital Markets at 416-842-6311 or TD securities at 416-982-5676, and such underwriter will arrange to send you the prospectus and the applicable prospectus supplement. Algonquin |[ L]iberty |[ I]nvestor Presentation

Forward-Looking StatementsCertain written statements included herein and/or oral statements made in connection with the presentation contained herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “should”, “would”, “anticipates”, “projects”, “forecasts”, “plans”, “estimates” (occasionally denoted herein by the letter “E”), “may”, “might”, “outlook”, “aims”, “pending”, “prospective”, “budget”, “target”, “believes”, “could”, “potential” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in or made in connection with this presentation include, but are not limited to statements regarding: the expected performance of Algonquin; the Company’s expected future growth, earnings, cash flows, funds from operations, revenue, debt and dividends; expected future rate base; capital expenditure and investment plans; development projects (including greenfield opportunities) and the anticipated generation capacity, completion, timing, cost, location, size, success rate, customer benefits and qualification for tax credits of such projects; the Company’s pending acquisition of Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc., (“Kentucky Transco” and, together with Kentucky Power, the “Kentucky Power Entities”) including the expected timing for obtaining regulatory approvals and for closing and the financing thereof; the impact and expected benefits of such acquisitions to the Company, including the impact on the Company’s business, operations, customer count, rate base, business mix, return on equity and financial condition; the Company’s “greening the fleet” plans, including with respect to Kentucky Power and the Mitchell coal plant; expectations regarding the benefits, outcomes and impacts of transitioning to renewable energy; expectations regarding the timing for the transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell coal plant; the expected non-renewal of the offtake contract for the Rockport coal plant; expectations regarding the use of proceeds of the Company’s November 2021 C$800 million bought deal common share offering; expectations regarding deleveraging; expectations regarding the levelized cost of energy from renewable sources; the Company’s financing plan and expected sources and uses of capital, including the impact thereof on the Company’s balance sheet; projections about liquidity, capital sufficiency and credit ratings; targets and expectations regarding credit metrics; the Company’s corporate development and growth initiatives and the results thereof, including future acquisitions and the expected business mix between the Company’s operating segments; expectations regarding potential future asset dispositions and other capital recycling initiatives, including the anticipated benefits and structure thereof; the Company’s sustainability, decarbonization, environmental, social and governance goals, targets and initiatives (including the Company’s ability to achieve these goals, targets and initiatives and the Company’s expectations with respect thereto); the Company’s expected growth strategies; expectations regarding the resiliency of the Company’s asset and geographical base; anticipated utility rates, regulatory filings, outcomes and initiatives, available regulatory mechanisms and recoverability of investments; expected tax rates; industry data and projections; expectations regarding safety, reliability and system operating performance; expected future operating costs; expectations regarding legislative changes and initiatives; expectations regarding the Company’s investment in emerging technologies, including battery storage, microgrids, community solar and renewable natural gas; grid updates in connection with the Texas Coastal Wind Facilities; customer expectations, rates and savings; and expectations regarding the Company’s offerings of subordinated notes, including the expected aggregate principal amounts, timing and terms thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely on assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in this presentation or contained in AQN’s preliminary prospectus supplement dated the date hereof, AQN’s Management Discussion and Analysis for the three and nine months ended September 30, 2021 (the “Interim MD&A”), AQN’s Management Discussion and Analysis for the three and twelve months ended December 31, 2020 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2020, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.Non-GAAP Financial MeasuresThe terms "Adjusted Net Earnings", "Adjusted Net Earnings per share" (or "Adjusted Net EPS"), "Adjusted earnings before interest, taxes, depreciation and amortization" ("Adjusted EBITDA") and "Adjusted Funds from Operations" (together, the "Financial Measures") may be used in this presentation and discussion. The Financial Measures are not recognized measures under U.S. GAAP. There is no standardized measure of the Financial Measures; consequently, AQN's method of calculating the Financial Measures may differ from methods used by other companies and therefore they may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of the Financial Measures and a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A and the Annual MD&A under the headings "Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures - Non-GAAP Financial Measures" and “Non-GAAP Financial Measures”, which sections are incorporated by reference herein. The Annual MD&A and Interim MD&A are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A reconciliation of certain of the Financial Measures used in the presentation to the most directly comparable U.S. GAAP measure can also be found in the Appendix to this presentation.Market and Industry Data Certain of the information contained in this presentation concerning economic trends and market, peer and industry data and projections is based upon or derived from information by third party or industry sources. The Company provides no assurance with respect to the accuracy of such information nor has the Company independently verified such information or the assumptions upon which projections of future trends are based. As a result, readers should be aware that any such information and data set forth in this presentation and estimates and beliefs based on such information and data, may not be reliable. Algonquin |[ L]iberty |[ I]nvestor Presentation

AQN
Algonquin | Liberty | Investor Presentation

Speakers & Agenda

Arun Banskota

President &
Chief Executive Officer

Arthur Kacprzak

Chief Financial Officer

Agenda

I. Transaction Summary & Credit Highlights

II. Business Overview

III. Kentucky Power Acquisition

IV. Financial Overview

V. Summary

VI. Q&A

5

Speakers & Agenda Algonquin |[ L]iberty |[ I]nvestor Presentation Arun BanskotaPresident & Chief Executive Officer Arthur KacprzakChief Financial Officer AgendaTransaction Summary & Credit HighlightsBusiness OverviewKentucky Power AcquisitionFinancial OverviewSummaryQ&A

Transaction Summary & Credit Highlights

Algonquin | Liberty | Investor Presentation

Transaction Summary & Credit Highlights

Transaction Summary Algonquin |[ L]iberty |[ I]nvestor Presentation Term USD Offering CAD Offering Issuer: Algonquin Power & Utilities Corp. Algonquin Power & Utilities Corp. Securities: Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022 - B due [ ], 2082 Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022 - A due [ ], 2082 Par Amount: $1,000 C$1,000 Tenor: 60-year non-call 5.25 years 60-year non-call 10 years First Interest Reset Date: 5.25 years from closing date 10 years from closing date Expected Ratings (S&P/Fitch): BB+ (Negative) / BB+ (Stable) BB+ (Negative) / BB+ (Stable) Currency: USD CAD Deferral Right: So long as no Event of Default has occurred, interest can be deferred on one or more occasions for up to five consecutive years So long as no Event of Default has occurred, interest can be deferred on one or more occasions for up to five consecutive years Use of Proceeds1: To partially finance the Company’s acquisition of the Kentucky Power Entities (together, the "Kentucky Power Acquisition"), provided that, in the short-term, prior to the closing of the acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities (which indebtedness was principally incurred as a result of ordinary course operations and to fund the Corporation’s previously disclosed growth opportunities) To partially finance the Kentucky Power Acquisition, provided that, in the short-term, prior to the closing of the acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities (which indebtedness was principally incurred as a result of ordinary course operations and to fund the Corporation’s previously disclosed growth opportunities) Interest: Payable in cash, semi-annually in arrears Payable in cash, semi-annually in arrears Interest Rate: Fixed rate until the First Interest Reset DateThereafter for each Reset Period, fixed rate equal to the Five-year U.S. Treasury Rate plus Year 5: Original Spread; Year 10: Original Spread + 25 bps; Year 30: Original Spread + 100 bps Fixed rate until the First Interest Reset DateThereafter for each Reset Period, fixed rate equal to the Five-year Government of Canada Yield plus Year 10: Original Spread + 25 bps; Year 30: Original Spread + 100 bps Optional Redemption: Optional Redemption at Par during 3 months preceding each Interest Reset Date (“Par Call Period”)Optional Redemption at Make-Whole at any time outside of a Par Call PeriodOptional Redemption at 102% of par upon a ratings eventOptional Redemption at Par upon a change in tax law Optional Redemption at Par at 10 years (3 month par call) and thereafter on any Interest Payment DateOptional Redemption at Make-Whole prior to the call dateOptional Redemption at 102% of par upon a ratings eventOptional Redemption at Par upon a change in tax law Subordination: The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries Automatic Conversion: The Notes will be automatically converted into shares of a newly issues series of preferred shares of the Company upon the occurrence of bankruptcy or related event The Notes will be automatically converted into shares of a newly issues series of preferred shares of the Company upon the occurrence of bankruptcy or related event Listing: Not Listed Not Listed Joint Book-Running Managers: BofA Securities, Wells Fargo Securities RBC Capital Markets, TD Securities USD Offering is not being made to purchasers in Canada CAD Offering is not being made to purchasers in the U.S. While the Company intends to use the net proceeds as set out above, the offerings are not conditional upon the closing of the Acquisition and management of the Company will have discretion concerning the use of proceeds of the offerings as well as the timing of such expenditures.

Credit Highlights Algonquin |[ L]iberty |[ I]nvestor Presentation Resilient Business ~70% of business: water, electric and gas regulated utilities across 16 jurisdictions ~30% of business: developers, owners and operators of primarily North American renewablesDiversified asset and geographical base expected to provide resiliency against climate change1% compound annual growth rate (“CAGR”) reduction in adjusted operating costs over last 8 years, while driving enhanced customer outcomes Prudent CapEx Spend $12.4 billion 5-year capital plan from 2022 through 2026Prospective 3.8 GW greenfield development pipeline through 2026Expect to close Kentucky Power Acquisition in mid-2022; significant opportunities to transition the existing fossil fuel generation with renewable sources Strong Balance Sheet Committed to maintaining BBB investment grade balance sheetFunding plan expected to maintain resilient balance sheetCapital needs expected to be satisfied through a diverse executable funding planExpect additional de-leveraging over the 5-year period (2022-2026) Leaders in ESG ~4.1 GW renewables (owned, operated and/or net interest in)Board 38% female; executive team 40% female; compensation tied in part to ESG progressEstablished a net-zero by 2050 target for scope 1 & scope 2 emissions across AQN’s business operationsRenewable generation expertise has enabled strong decarbonization track record and is expected to continue to do so

Business Overview

Algonquin | Liberty | Investor Presentation

Business Overview

AQN
Algonquin | Liberty | Investor Presentation

North American Energy and Water Company

Regulated

Water
13%
Gas
15%
$9.1 B
2022E Mid-Year
Rate Base1
Electric
72%

- Entrepreneurial Culture
- Greening the Fleet
- Tax Equity Experience
- Technology Expertise
- Balance Sheet
- Green Financings

Renewable

Atlantica 2
20%
Regulated
Services Group
16%
~4.1 GW
Enterprise
Renewable
Capacity3
Renewable
Energy
Group
64%

Unique diversified portfolio creates opportunities

10

North American Energy and Water Company Unique diversified portfolio creates opportunities Algonquin |[ L]iberty |[ I]nvestor Presentation ~4.1 GWEnterprise RenewableCapacity3 $9.1 B2022E Mid-Year Rate Base1 Developer and operator of renewable and clean power generation facilities Operates a diversified portfolio of regulated electric, water and natural gas infrastructure Renewable Regulated Pro forma estimate, assuming closing of the Kentucky Power Acquisition. Refers to AQN’s 44.2% interest in Atlantica Sustainable Infrastructure plc.Includes renewable generating capacity in both the Regulated Services Group and Renewable Energy Group. Non-renewable generating capacity in the Regulated Services Group is not included. Entrepreneurial CultureGreening the FleetTax Equity ExperienceTechnology ExpertiseBalance SheetGreen Financings 2

AQN

Algonquin | Liberty | Investor Presentation

Regulated Services Group: Predictable Earnings and Growth[1]

~1,215,000
customer connections[2]

- Stable, predictable earnings and return protection across diverse customer base
- Core customer care competence

~228,000
additional anticipated connections[3]

- Diversified regulatory jurisdictions
- Efficient capital deployment
- Regulatory relationship management

~$10.3 B
regulated utility assets

1. All values on this slide as of September 30, 2021.
2. Includes New York American Water.
3. Reflects Kentucky Power Acquisition.

11

Algonquin |[ L]iberty |[ I]nvestor Presentation Regulated Services Group: Predictable Earnings and Growth1 ~1,215,000 customer connections2 Stable, predictable earnings and return protection across diverse customer baseCore customer care competence ~228,000 additional anticipated connections3 Pending acquisition of Kentucky Power EntitiesStrong track record of integrating acquisitions Regulated utility systems in13 U.S. states, 1 CDN province, Chile and Bermuda Diversified regulatory jurisdictionsEfficient capital deploymentRegulatory relationship management ~$10.3 B regulated utility assets Excellent growth track record 5-year CAGR of ~36% for 2015 to 2020Accretive acquisitions in supportive regulatory environments All values on this slide as of September 30, 2021.Includes New York American Water. Reflects Kentucky Power Acquisition.

Algonquin |[ L]iberty |[ I]nvestor Presentation Renewable Energy Group: Diversified Fleet, Strong Growth1 40renewable energy facilities Attractive returns and strong cash flow from renewable and clean energy generation sourced from water, wind, and solar ~2.3 GW gross generating capacity ~81% of generation under long term power purchase contracts with inflation escalators ~1.5 GW net generating capacity investments 44% interest in Atlantica Sustainable Infrastructure’s global portfolio of high quality assets; ~16 years weighted average remaining contract life ~13 years average PPA length Diversified portfolio of creditworthy counterparties All values on this slide as of September 30, 2021.

AQN
Algonquin | Liberty | Investor Presentation

Three Pillar Foundation

Algonquin Power & Utilities Corp.

Growth

- Strong growth track record
- Multiple growth levers
- Strong balance sheet

Operational Excellence

- Award-winning safety culture
- Local operations model
- Strive to achieve authorized returns on equity ("ROE") and minimal regulatory lag

Sustainability

- 2050 Net Zero Target
- Annual Sustainability plans
- Ambitious 2023 interim goals across ESG

Continued execution on three strategic pillars

13

Three Pillar Foundation Continued execution on three strategic pillars Algonquin |[ L]iberty |[ I]nvestor Presentation Algonquin Power & Utilities Corp. GrowthStrong growth track recordMultiple growth leversStrong balance sheet Sustainability2050 Net Zero TargetAnnual Sustainability plansAmbitious 2023 interim goals across ESG Operational ExcellenceAward-winning safety cultureLocal operations modelStrive to achieve authorized returns on equity (“ROE”) and minimal regulatory lag

AQN
Algonquin | Liberty | Investor Presentation

Operational Excellence in Action[1]

Safety - Loss Time Injury Rate

0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
2017
2018
2019
2020
2021 YTD

100% improvement

Reliability – 5-year SAIFI
(System Average Interruption Frequency Index)

1.50
1.25
1.00
2017
2018
2019
2020
2021 YTD

17% improvement

JD Power Customer Satisfaction Scores

710
700
690
680
670
660
650
640
630
620
610
2017
2018
2019
2020
2021 YTD

~ 60 point improvement

Strong track record of driving enhanced customer outcomes

1. YTD 2021 as of 9/30/2021.

14

Operational Excellence in Action1 Strong track record of driving enhanced customer outcomes Algonquin |[ L]iberty |[ I]nvestor Presentation 100% improvement 17% improvement ~ 60 point improvement Safety - Loss Time Injury Rate Reliability – 5-year SAIFI(System Average Interruption Frequency Index) JD Power Customer Satisfaction Scores YTD 2021 as of 9/30/2021.

AQN
Algonquin | Liberty | Investor Presentation

ESG is Embedded in Our Business Strategy

Our path to Net-Zero 2050

- **Net-zero target guides our decarbonization strategy**
- **We continue to make strong progress towards current interim 2023 ESG goals**
- **Our intention is to announce additional interim goals along our net-zero journey**
- **Our renewable generation expertise has enabled our strong decarbonization track record and is expected to continue to do so**

Interim 2023 goals

- Target of 75% renewable generation
- Reduce GHG emissions by one million metric tons from 2017 levels - ACHIEVED
- Add 2,000 MW of renewables between 2019 and 2023
- Exceed 30% women in leadership roles
- Achieve top-quartile customer service
- Achieve top-quartile employee engagement
- Embedding Sustainability into our compensation model - ACHIEVED
- Build a robust compliance framework
- Publish a TCFD aligned disclosure - ACHIEVED

Algonquin is strategically committed to decarbonization

15

ESG is Embedded in Our Business Strategy Algonquin is strategically committed to decarbonization Net-zero target guides our decarbonization strategyWe continue to make strong progress towards current interim 2023 ESG goalsOur intention is to announce additional interim goals along our net-zero journeyOur renewable generation expertise has enabled our strong decarbonization track record and is expected to continue to do so 15 Algonquin |[ L]iberty |[ I]nvestor Presentation

AQN

Algonquin | Liberty | Investor Presentation

ESG Goals: Our Sustainability Journey Continues[1]

Environment
Social
Governance
Target 75% Renewable Generation
65%
75%
Reduce GHG Emissions by 1M Metric Tons
1,123,567
1,000,000
Add 2,000 MW of Renewables by 2023
1,418 MW
~385 MW
under construction
2,000
Exceed 30% Women in Leadership
31%
30%
Achieve Top Quartile Customer Service
705
724
Achieve Top Quartile Employee Engagement
62%
74%
Embed Sustainability into Compensation Model
100%
Build a Robust Compliance Framework
59%
Publish TCFD Aligned Disclosure in 2020
100%
Published

Algonquin is delivering strong progress on interim 2023 ESG goals

ESG Goals: Our Sustainability Journey Continues1 Environment 65% Target 75% Renewable Generation Reduce GHG Emissions by 1M Metric Tons 1,123,567 Add 2,000 MW of Renewables by 2023 Social 31% Exceed 30% Women in Leadership Achieve Top Quartile Customer Service Achieve Top Quartile Employee Engagement 100% Embed Sustainability into Compensation Model Build a Robust Compliance Framework 59% Publish TCFD Aligned Disclosure in 2020 100% 705 62% ~385 MW under construction 1,418 MW 75% 1,000,000 2,000 74% 724 30% Published Progress is reflected as at October 31, 2021. The “Target 75% Renewable Generation” goal is focused on nameplate capacity (MW) of operationally controlled assets added to our renewable portfolio. The “Reduce GHG Emissions by 1M Metric Tons” goal reflects an absolute reduction of greenhouse gas emissions. Goals are subject to update as per our reporting boundary, which is based on assets under operational control, and our Base-year and Recalculation Policy. For additional details, please refer to Algonquin’s 2021 ESG Report. The Company does not incorporate by reference the 2021 ESG Report or any other information on, or accessible through, its website in this Investor Presentation or in the prospectus supplements relating to the offerings, unless expressly provided herein or therein. Algonquin | Liberty | Investor Presentation

Kentucky Power Acquisition

Algonquin | Liberty | Investor Presentation

Kentucky Power Acquisition

Kentucky Power Acquisition Overview Algonquin |[ L]iberty |[ I]nvestor Presentation Transaction andPurchase Price Liberty Utilities Co., an indirect subsidiary of Algonquin, agreed to acquire Kentucky Power and Kentucky Transco from American Electric Power Company Inc., and American Electric Power Transmission Company, LLCKentucky Power is a state and U.S. Federal Energy Regulatory Commission (“FERC”) regulated, vertically integrated electric utility that provides services to approximately 228,000 active customer connections in twenty Eastern Kentucky countiesKentucky TransCo is a FERC regulated electric transmission utility operating in the Kentucky portion of the Pennsylvania-New Jersey-Maryland regional transmission organization1Total purchase price of approximately $2.846 billion including the assumption of approximately $1.221 billion in debt2Expected mid-year 2022 rate base acquisition multiple of 1.3x based on expected $2.2 billion of mid-year 2022 rate base Financing Plan Financing plan is designed to maintain Algonquin’s investment grade credit ratingsConcurrent with the announcement of the Kentucky Power Acquisition, the Company announced an approximately C$800 million bought deal common equity offering to fund a portion of the purchase priceSecured acquisition financing commitment Transaction Timing &Approvals Regulatory approvals include FERC, the Committee on Foreign Investment in the Unites States, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and state approvals in Kentucky and West Virginia (for the termination and replacement of the existing operating agreement for the Mitchell facility)Final regulatory approvals and closing of the Kentucky Power Acquisition are expected by mid-2022 Regional Transmission organization that coordinates the movement of wholesale electric in the mid-Atlantic.Subject to customary closing adjustments.

Algonquin |[ L]iberty |[ I]nvestor Presentation Strategic Rationale of the Kentucky Power Acquisition Consistent with Algonquin’s strategy of completing accretive add-on regulated acquisitions at attractive valuesIncreases pro forma regulated rate base to approximately $9 billion and overall pro forma business mix to nearly 80% regulated businessesIncreases pro forma electric rate base from 63% to 72% of total rate base1Expected to increase service territory footprint and provide greater regulatory jurisdiction diversification Significant Growth in Regulated Electric Utility Operations 1 Significant opportunities to transition the existing rate based fossil fuel generation with rate-regulated renewables sourcesReinforces Algonquin’s competitive position in the energy transition and leverages its experience in greening the fleetKentucky Power greening the fleet initiatives would align with Algonquin’s target of achieving net-zero greenhouse gas emissions (scope 1 and 2) by 2050 Leverages Greening the Fleet Experience & Re-Confirms Leadership in the Energy Transition 2 Expected to be accretive to Adjusted Net EPS in first full year and mid-single digit percentage accretion thereafter2Expected to support growth in Algonquin’s Adjusted Net EPS over the long-term2Financing plan designed to maintain Algonquin’s investment grade credit rating Expected to be Accretive to Earnings and Maintain Investment Grade Credit Profile 3 2022E Mid-year rate base.Please see note on Non-GAAP Financial Measures on page 4 of this presentation, and the Appendix to this presentation for a reconciliation of Non-GAAP Financial Measures.

Kentucky Power Greening the Fleet Playbook Leveraging proven track record of Greening the Fleet Expected to reinforce Algonquin’s competitive position in the energy transition and leverage our experience in “greening the fleet”Strong track record of transitioning our Empire and CalPeco utilities87% of non-renewable generation expected to end within 7 yearsOpportunity for over 1 GW of new renewable generationSignificant opportunities to transition the existing fossil fuel generation with renewable sourcesOpportunity to replace thermal supply from Rockport (Indiana) and Mitchell (West Virginia)Expected levelized cost of energy from renewables lower than market purchases and current fossil-fuel owned generation assetsAligns with Algonquin’s target of achieving net-zero greenhouse gas emissions (scope 1 and 2) by 2050Opportunity to add over 1,000 MW of renewable generation capacityOfftake contract at Rockport Coal (393 MW) to phase out in 2022Mitchell Coal (780 MW) retirement targeted for 2028 Algonquin |[ L]iberty |[ I]nvestor Presentation 20

AQN
Algonquin | Liberty | Investor Presentation

Kentucky Power
Optimizing Performance Playbook

- **Successful track record of identifying, securing regulatory approvals and closing acquisitions**
  - Extensive experience in managing the integration of multi-modality utilities
  - Share learnings and best practices among our utilities with aim of driving consistent improvement of key performance metrics
- **Responsive, Local model approach**
  - Example: Granite State Electric and Empire District Electric
- **Path forward to improving earnings profile of Kentucky Power**
  - Above average regulatory jurisdiction by S&P
  - Certain key regulatory features are available that may help achieve higher ROE

Strong track record of optimizing performance

21

Kentucky Power Optimizing Performance Playbook Strong track record of optimizing performance Successful track record of identifying, securing regulatory approvals and closing acquisitionsExtensive experience in managing the integration of multi-modality utilitiesShare learnings and best practices among our utilities with aim of driving consistent improvement of key performance metricsResponsive, Local model approachExample: Granite State Electric and Empire District ElectricPath forward to improving earnings profile of Kentucky PowerAbove average regulatory jurisdiction by S&PCertain key regulatory features are available that may help achieve higher ROE Algonquin |[ L]iberty |[ I]nvestor Presentation 10 21

Financial Overview

Algonquin | Liberty | Investor Presentation

Financial Overview

AQN
Algonquin | Liberty | Investor Presentation

Well-Capitalized Diversified Balance Sheet[1]

Hybrid Securities – 6%

- **Hybrid securities provide additional pool of cost-effective capital**
- **50% Equity credit from S&P and Fitch**
  - Preferred shares issued in Canada
  - Subordinated notes issued in the U.S.

Diversified Sources of Capital

Equity – 56%

- **Strong equity franchise in North America**
  - Dual listing on NYSE and TSX provides opportunities for new sources of equity capital
  - Member of S&P/TSX 60 Index
  - Tax Equity provides efficient financing for renewables projects
  - Equity Units

Long-term Debt – 38%

- **Senior unsecured debt platforms provide deep access to North American debt capital markets**
- **Diversified access to debt capital markets**
  - Canada & US
  - 144A and private placements
  - Project financing

1. As of September 30, 2021.
2. As of January 10, 2022.

23

Well-Capitalized Diversified Balance Sheet1 Algonquin |[ L]iberty |[ I]nvestor Presentation Strong equity franchise in North AmericaDual listing on NYSE and TSX provides opportunities for new sources of equity capitalMember of S&P/TSX 60 IndexTax Equity provides efficient financing for renewables projectsEquity Units Hybrid securities provide additional pool of cost-effective capital50% Equity credit from S&P and FitchPreferred shares issued in CanadaSubordinated notes issued in the U.S. Senior unsecured debt platforms provide deep access to North American debt capital marketsDiversified access to debt capital marketsCanada & US144A and private placementsProject financing Equity – 56% Long-term Debt – 38% Hybrid Securities – 6% Diversified Sources of Capital $3.1 B of Committed Credit Facilities As of September 30, 2021.As of January 10, 2022. Business supported by $2.6 B of Committed Credit Facilities2

AQN
Algonquin | Liberty | Investor Presentation

Credit Rating Profile

Rating	Agency
BBB	S&P
BBB	Fitch
BBB	DBRS

- **Committed to maintaining BBB Investment Grade Balance Sheet**
- **Target Business Mix > 70% regulated**
  - Acquisition of Kentucky Power expected to increase business mix to ~ 80% regulated
  - Headroom to increase non-regulated renewables investments

Committed to maintain BBB investment grade credit ratings

24

Credit Rating Profile Committed to maintain BBB investment grade credit ratings Algonquin |[ L]iberty |[ I]nvestor Presentation BBB S&P Fitch DBRS Committed to maintaining BBB Investment Grade Balance SheetTarget Business Mix > 70% regulatedAcquisition of Kentucky Power expected to increase business mix to ~ 80% regulatedHeadroom to increase non-regulated renewables investments BBB BBB 24

Summary
Algonquin | Liberty | Investor Presentation

Summary

Credit Highlights Algonquin |[ L]iberty |[ I]nvestor Presentation Resilient Business ~70% of business: water, electric and gas regulated utilities across 16 jurisdictions ~30% of business: developers, owners and operators of primarily North American renewablesDiversified asset and geographical base expected to provide resiliency against climate change1% compound annual growth rate (“CAGR”) reduction in adjusted operating costs over last 8 years, while driving enhanced customer outcomes Prudent CapEx Spend $12.4 billion 5-year capital plan from 2022 through 2026Prospective 3.8 GW greenfield development pipeline through 2026Expect to close Kentucky Power Acquisition in mid-2022; significant opportunities to transition the existing fossil fuel generation with renewable sources Strong Balance Sheet Committed to maintaining BBB investment grade balance sheetFunding plan expected to maintain resilient balance sheetCapital needs expected to be satisfied through a diverse executable funding planExpect additional de-leveraging over the 5-year period (2022-2026) Leaders in ESG ~4.1 GW renewables (owned, operated and/or net interest in)Board 38% female; executive team 40% female; compensation tied in part to ESG progressEstablished a net-zero by 2050 target for scope 1 & scope 2 emissions across AQN’s business operationsRenewable generation expertise has enabled strong decarbonization track record and is expected to continue to do so

Transaction Summary Algonquin | Liberty | Investor Presentation Term USD Offering CAD Offering Issuer: Algonquin Power & Utilities Corp. Algonquin Power & Utilities Corp. Securities: Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022 - B due [ ], 2082 Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022 - A due [ ], 2082 Par Amount: $1,000 C$1,000 Tenor: 60-year non-call 5.25 years 60-year non-call 10 years First Interest Reset Date: 5.25 years from closing date 10 years from closing date Expected Ratings (S&P/Fitch): BB+ (Negative) / BB+ (Stable) BB+ (Negative) / BB+ (Stable) Currency: USD CAD Deferral Right: So long as no Event of Default has occurred, interest can be deferred on one or more occasions for up to five consecutive years So long as no Event of Default has occurred, interest can be deferred on one or more occasions for up to five consecutive years Use of Proceeds1: To partially finance the Company’s acquisition of the Kentucky Power Entities (together, the "Kentucky Power Acquisition"), provided that, in the short-term, prior to the closing of the acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities (which indebtedness was principally incurred as a result of ordinary course operations and to fund the Corporation’s previously disclosed growth opportunities) To partially finance the Kentucky Power Acquisition, provided that, in the short-term, prior to the closing of the acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities (which indebtedness was principally incurred as a result of ordinary course operations and to fund the Corporation’s previously disclosed growth opportunities) Interest: Payable in cash, semi-annually in arrears Payable in cash, semi-annually in arrears Interest Rate: Fixed rate until the First Interest Reset DateThereafter for each Reset Period, fixed rate equal to the Five-year U.S. Treasury Rate plus Year 5: Original Spread; Year 10: Original Spread + 25 bps; Year 30: Original Spread + 100 bps Fixed rate until the First Interest Reset DateThereafter for each Reset Period, fixed rate equal to the Five-year Government of Canada Yield plus Year 10: Original Spread + 25 bps; Year 30: Original Spread + 100 bps Optional Redemption: Optional Redemption at Par during 3 months preceding each Interest Reset Date (“Par Call Period”)Optional Redemption at Make-Whole at any time outside of a Par Call PeriodOptional Redemption at 102% of par upon a ratings eventOptional Redemption at Par upon a change in tax law Optional Redemption at Par at 10 years (3 month par call) and thereafter on any Interest Payment DateOptional Redemption at Make-Whole prior to the call dateOptional Redemption at 102% of par upon a ratings eventOptional Redemption at Par upon a change in tax law Subordination: The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries Automatic Conversion: The Notes will be automatically converted into shares of a newly issues series of preferred shares of the Company upon the occurrence of bankruptcy or related event The Notes will be automatically converted into shares of a newly issues series of preferred shares of the Company upon the occurrence of bankruptcy or related event Listing: Not Listed Not Listed Joint Book-Running Managers: BofA Securities, Wells Fargo Securities RBC Capital Markets, TD Securities USD Offering is not being made to purchasers in Canada CAD Offering is not being made to purchasers in the U.S. While the Company intends to use the net proceeds as set out above, the offerings are not conditional upon the closing of the Acquisition and management of the Company will have discretion concerning the use of proceeds of the offerings as well as the timing of such expenditures.

Forward-Looking StatementsCertain written statements included herein and/or oral statements made in connection with the presentation contained herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “should”, “would”, “anticipates”, “projects”, “forecasts”, “plans”, “estimates” (occasionally denoted herein by the letter “E”), “may”, “might”, “outlook”, “aims”, “pending”, “prospective”, “budget”, “target”, “believes”, “could”, “potential” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in or made in connection with this presentation include, but are not limited to statements regarding: the expected performance of Algonquin; the Company’s expected future growth, earnings, cash flows, funds from operations, revenue, debt and dividends; expected future rate base; capital expenditure and investment plans; development projects (including greenfield opportunities) and the anticipated generation capacity, completion, timing, cost, location, size, success rate, customer benefits and qualification for tax credits of such projects; the Company’s pending acquisition of Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc., (“Kentucky Transco” and, together with Kentucky Power, the “Kentucky Power Entities”) including the expected timing for obtaining regulatory approvals and for closing and the financing thereof; the impact and expected benefits of such acquisitions to the Company, including the impact on the Company’s business, operations, customer count, rate base, business mix, return on equity and financial condition; the Company’s “greening the fleet” plans, including with respect to Kentucky Power and the Mitchell coal plant; expectations regarding the benefits, outcomes and impacts of transitioning to renewable energy; expectations regarding the timing for the transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell coal plant; the expected non-renewal of the offtake contract for the Rockport coal plant; expectations regarding the use of proceeds of the Company’s November 2021 C$800 million bought deal common share offering; expectations regarding deleveraging; expectations regarding the levelized cost of energy from renewable sources; the Company’s financing plan and expected sources and uses of capital, including the impact thereof on the Company’s balance sheet; projections about liquidity, capital sufficiency and credit ratings; targets and expectations regarding credit metrics; the Company’s corporate development and growth initiatives and the results thereof, including future acquisitions and the expected business mix between the Company’s operating segments; expectations regarding potential future asset dispositions and other capital recycling initiatives, including the anticipated benefits and structure thereof; the Company’s sustainability, decarbonization, environmental, social and governance goals, targets and initiatives (including the Company’s ability to achieve these goals, targets and initiatives and the Company’s expectations with respect thereto); the Company’s expected growth strategies; expectations regarding the resiliency of the Company’s asset and geographical base; anticipated utility rates, regulatory filings, outcomes and initiatives, available regulatory mechanisms and recoverability of investments; expected tax rates; industry data and projections; expectations regarding safety, reliability and system operating performance; expected future operating costs; expectations regarding legislative changes and initiatives; expectations regarding the Company’s investment in emerging technologies, including battery storage, microgrids, community solar and renewable natural gas; grid updates in connection with the Texas Coastal Wind Facilities; customer expectations, rates and savings; and expectations regarding the Company’s offerings of subordinated notes, including the expected aggregate principal amounts, timing and terms thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely on assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in this presentation or contained in AQN’s preliminary prospectus supplement dated the date hereof, AQN’s Management Discussion and Analysis for the three and nine months ended September 30, 2021 (the “Interim MD&A”), AQN’s Management Discussion and Analysis for the three and twelve months ended December 31, 2020 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2020, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.Non-GAAP Financial MeasuresThe terms "Adjusted Net Earnings", "Adjusted Net Earnings per share" (or "Adjusted Net EPS"), "Adjusted earnings before interest, taxes, depreciation and amortization" ("Adjusted EBITDA") and "Adjusted Funds from Operations" (together, the "Financial Measures") may be used in this presentation and discussion. The Financial Measures are not recognized measures under U.S. GAAP. There is no standardized measure of the Financial Measures; consequently, AQN's method of calculating the Financial Measures may differ from methods used by other companies and therefore they may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of the Financial Measures and a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A and the Annual MD&A under the headings "Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures - Non-GAAP Financial Measures" and “Non-GAAP Financial Measures”, which sections are incorporated by reference herein. The Annual MD&A and Interim MD&A are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. A reconciliation of certain of the Financial Measures used in the presentation to the most directly comparable U.S. GAAP measure can also be found in the Appendix to this presentation.Market and Industry Data Certain of the information contained in this presentation concerning economic trends and market, peer and industry data and projections is based upon or derived from information by third party or industry sources. The Company provides no assurance with respect to the accuracy of such information nor has the Company independently verified such information or the assumptions upon which projections of future trends are based. As a result, readers should be aware that any such information and data set forth in this presentation and estimates and beliefs based on such information and data, may not be reliable. Algonquin | Liberty | Investor Presentation

Questions?

Algonquin | Liberty | Investor Presentation

Questions?

Appendix

Algonquin | Liberty | Investor Presentation

Appendix

Key Selected Financial Information All dollar amounts in US$ M except per share information Nine months ended September 30 Twelve months ended December 31 2021 2020 2020 2019 Revenue $ 1,690.6 $ 1,185.7 $ 1,677.1 $ 1,626.4 Adjusted EBITDA1 778.5 616.3 869.5 838.6 Cash provided by operating activities 31.0 331.2 505.2 611.3 Adjusted funds from operations1 535.8 421.0 600.2 566.2 Net earnings attributable to shareholders 89.2 278.3 782.5 530.9 Adjusted Net Earnings1 312.7 238.9 365.8 321.3 Dividends declared to common shareholders 307.6 251.3 344.4 277.8 Per share Basic net earnings $ 0.13 $ 0.50 $ 1.38 $ 1.05 Adjusted Net Earnings1,2 0.50 0.43 0.64 0.63 Diluted net earnings 0.13 0.49 1.37 1.04 Dividends declared to shareholders 0.50 0.45 0.61 0.55 Total assets $ 16,699.0 $ 11,739.9 $ 13,223.9 $ 10,920.8 Long term debt3 6,870.3 3,978.0 4,538.8 3,932.2 Please see note on Non-GAAP Financial Measures on page 4 of this presentation, and the reconciliations of Non-GAAP Financial Measures included in the remainder of this Appendix.AQN uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of AQN.Includes current and long-term portion of debt and convertible debentures per the financial statements for the three and nine months ended September 30, 2021. Algonquin |[ L]iberty |[ I]nvestor Presentation

Reconciliation of Adjusted EBITDA to Net Earnings The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.The following table shows a reconciliation of net earnings to Adjusted EBITDA exclusive of these items: Twelve Months Ended December 31 (all dollar amounts in $ millions) 2020 2019 Net earnings attributable to shareholders $ 782.5 $ 530.9 Add (deduct): Net earnings attributable to the non-controlling interest, exclusive of HLBV1 14.9 19.1 Income tax expense 64.6 70.1 Interest expense 181.9 181.5 Other net losses2 61.3 26.7 Pension and post-employment non-service costs 14.1 17.3 Change in value of investments carried at fair value3 (559.7) (278.1) Loss (gain) on derivative financial instruments (1.0) (16.1) Realized loss on energy derivative contracts (1.1) (0.2) Loss (gain) on foreign exchange (2.1) 3.1 Depreciation and amortization 314.1 284.3 Adjusted EBITDA $ 869.5 $ 838.6 1 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the twelve months ended December 31, 2020 amounted to $69.5 million as compared to $65.0 million during the same period in 2019. 2 See Note 19 in the annual consolidated financial statements for the year ended December 31, 2020. 3 See Note 8 in the annual consolidated financial statements for the year ended December 31, 2020. Algonquin |[ L]iberty |[ I]nvestor Presentation

Reconciliation of Adjusted EBITDA to Net Earnings The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.The following table shows a reconciliation of net earnings to Adjusted EBITDA exclusive of these items: Nine Months Ended September 30 (all dollar amounts in $ millions) 2021 2020 Net earnings attributable to shareholders $ 89.2 $ 278.3 Add (deduct): Net earnings attributable to the non-controlling interest, exclusive of HLBV1 13.8 11.7 Income tax expense (recovery) (45.2) 13.5 Interest expense 159.4 136.6 Other net losses2 11.1 44.8 Pension and post-employment non-service costs 11.4 9.3 Change in value of investments carried at fair value3 183.5 (95.7) Impacts from the Market Disruption Event on the Senate Wind Facility 53.4 — Costs related to tax equity financing 4.3 — Loss (gain) on derivative financial instruments 2.1 (1.7) Realized loss on energy derivative contracts (0.1) (1.0) Loss (gain) on foreign exchange 3.4 (5.6) Depreciation and amortization 292.2 226.1 Adjusted EBITDA $ 778.5 $ 616.3 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the nine months ended September 30, 2021 amounted to $60.9 million as compared to $49.1 million during the same period in 2020. 2 See Note 16 in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021. See Note 6 in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021. Algonquin | Liberty | Investor Presentation

Reconciliation of Adjusted Net Earnings to Net Earnings The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items: Twelve Months Ended December 31 (all dollar amounts in $ millions except per share information) 2020 2019 Net earnings attributable to shareholders $ 782.5 $ 530.9 Add (deduct): Loss (gain) on derivative financial instruments (1.0) (0.3) Realized loss on energy derivative contracts (1.1) (0.2) Other net losses2 61.3 26.7 Loss (gain) on foreign exchange (2.1) 3.1 Change in value of investments carried at fair value1 (559.7) (278.1) Other non-recurring adjustments 1.0 2.2 Adjustment for taxes related to above3 84.9 37.0 Adjusted Net Earnings $ 365.8 $ 321.3 Adjusted Net Earnings per share $ 0.64 $ 0.63 1 See Note 19 in the annual audited consolidated financial statements for the year ended December 31, 2020. 2 See Note 8 in the annual audited consolidated financial statements for the year ended December 31, 2020. 3 Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 18 in the annual consolidated financial statements. for the year ended December 31, 2020. Algonquin |[ L]iberty |[ I]nvestor Presentation

Reconciliation of Adjusted Net Earnings to Net Earnings The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items: Nine Months Ended September 30 (all dollar amounts in $ millions except per share information) 2021 2020 Net earnings attributable to shareholders $ 89.2 $ 278.3 Add (deduct): Loss (gain) on derivative financial instruments 2.1 (1.7) Realized loss on energy derivative contracts (0.1) (1.0) Other net losses1 11.1 44.8 Loss (gain) on foreign exchange 3.4 (5.6) Change in value of investments carried at fair value2 183.5 (95.7) Impacts from the Market Disruption Event on the Senate Wind Facility 53.4 — Costs related to tax equity financing and other non-recurring adjustments 4.3 1.0 Adjustment for taxes related to above (34.2) 18.8 Adjusted Net Earnings $ 312.7 $ 238.9 Adjusted Net Earnings per share $ 0.50 $ 0.43 1 See Note 16 in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021. 2 See Note 6 in the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021. Algonquin |[ L]iberty |[ I]nvestor Presentation

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities Algonquin |[ L]iberty |[ I]nvestor Presentation The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP. The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items: Twelve Months Ended December 31 (all dollar amounts in $ millions) 2020 2019 Cash flows from operating activities $ 505.2 $ 611.3 Add (deduct): Changes in non-cash operating items 77.5 (60.3) Production based cash contributions from non-controlling interests 3.4 3.6 Acquisition-related costs 14.1 11.6 Adjusted Funds from Operations $ 600.2 $ 566.2

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities Algonquin |[ L]iberty |[ I]nvestor Presentation The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP. The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items: Nine Months Ended September 30 (all dollar amounts in $ millions) 2021 2020 Cash flows from operating activities $ 31.0 $ 331.2 Add (deduct): Changes in non-cash operating items 437.6 80.3 Production based cash contributions from non-controlling interests 4.8 3.4 Impacts from the Market Disruption Event on the Senate Wind Facility 53.4 — Costs related to tax equity financing 4.3 — Acquisition-related costs 4.7 6.1 Adjusted Funds from Operations $ 535.8 $ 421.0

SHORT FORM BASE SHELF PROSPECTUS
This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, email: InvestorRelations@APUCorp.com, telephone (905) 465-4500, and are also available electronically at www.sedar.com.
New Issue	November 18, 2021
ALGONQUIN POWER & UTILITIES CORP.

US$4,000,000,000
Debt Securities (unsecured)
Subscription Receipts
Preferred Shares
Common Shares
Warrants
Share Purchase Contracts
Share Purchase or Equity Units
Units
Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); (vi) Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); (vii) Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); and (viii) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities, Warrants, Share Purchase Contracts and Share Purchase or Equity Units (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to US$4,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, including by way of transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).
The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.
Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and some of its directors are residents of Canada and that a portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, whether the Debt Securities are payable on an instalment basis, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts
i

being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus does not qualify for issuance any Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.
The Corporation may sell the Securities to or through underwriters, dealers or remarketing firms purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers, remarketing firms or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.
Subject to any applicable securities legislation, and other than in relation to an “at-the-market distribution”, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
The Corporation has filed an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.
The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding US$250,000,000 6.875% fixed-to-floating subordinated notes – Series 2018-A due October 17, 2078 (the “2018 Debentures”) and US$350,000,000 6.20% fixed-to-floating subordinated notes – Series 2019-A due July 1, 2079 (the “2019 Debentures”) are each listed and posted for trading on the NYSE under the trading symbols “AQNA” and “AQNB”, respectively. The Corporation’s outstanding equity units (the “Equity Units”) are listed and posted for trading on the NYSE under the trading symbol “AQNU”.
Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares, Series D Preferred Shares, 2018 Debentures, 2019 Debentures and Equity Units, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.
No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.
ii

iii

CURRENCY
In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.
The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2018, 2019 and 2020 and for the nine months ended September 30, 2021 and 2020, in each case as reported by the Bank of Canada.
	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019	2018
High	0.8306	0.7710	0.7863	0.7699	0.8138
Low	0.7778	0.6898	0.6898	0.7353	0.7330
Average	0.7994	0.7391	0.7461	0.7537	0.7721
Period End	0.7849	0.7497	0.7854	0.7699	0.7330
The daily exchange rate on November 17, 2021, as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = US$0.7940.
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
AND FORWARD-LOOKING INFORMATION
This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus includes, but is not limited to, statements relating to: expected future growth, earnings (including 2021 Adjusted Net Earnings (as defined in the Corporation’s most recent annual Management’s Discussion and Analysis (“MD&A”)) per share) and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding credit ratings and the maintenance thereof; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received, including production tax credits and investment tax credits; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; the expected reduction in CO2 emissions due to the retirement of the Asbury coal facility; statements regarding the Corporation’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to power purchase agreements and energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, power purchase agreements, regulatory matters, in-service dates and completion dates; expectations regarding the closing of the Corporation’s acquisitions, including the acquisition of New York American Water Company, Inc. and the acquisition of Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) (the “Kentucky Power Acquisition”); expectations regarding the purchase price for the Kentucky Power Acquisition and the expected financing thereof; the anticipated benefits of the Kentucky Power Acquisition, including the impact of the Kentucky Power Acquisition on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding the impact on the Kentucky Power Acquisition on Kentucky Power and Kentucky TransCo and their stakeholders, including expectations regarding enhanced investment and employment in the state of Kentucky; expectations regarding the Corporation’s and Kentucky Power’s customer base, total rate base, electric rate base, distribution and transmission infrastructure and business mix following the completion of the Kentucky Power Acquisition; business mix and sustainability objectives following the completion of the Kentucky Power Acquisition; expectations regarding the timing for transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell coal generating facility (the “Mitchell Plant”); expectations regarding the Corporation’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding the Corporation’s development pipeline; expectations regarding regulatory hearings, motions, filings, proceedings and approvals; expectations regarding the resumption of normal collection procedures; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future generation of the Corporation’s energy facilities; expectations regarding legal proceedings and the outcomes thereof; expected demand for renewable sources of power; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding future “greening the fleet” and related initiatives, including with respect to Kentucky Power; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; strategy and goals; expectations regarding the apportionment of liability for, the blade remediation work at the Sugar Creek Wind Facility; expense reductions; expected future base rates; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in the Corporation’s target markets; anticipated regulatory outcomes, actions and procedural steps; anticipated customer benefits, the future impact on the Corporation of actual or proposed laws, regulations and rules; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Acquisition; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; the availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations; the timing and completion of the Kentucky Power Acquisition; the realization of the anticipated benefits of the Kentucky Power Acquisition, including that it will be accretive to the Corporation’s Adjusted Net Earnings per share; the satisfaction of the conditions to closing of pending acquisitions, including the receipt, in a timely manner, of applicable regulatory and other required approvals and consents; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to the closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; changes in laws and regulations; compliance with foreign laws or regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica Sustainable Infrastructure plc (formerly Atlantica Yield plc) (“Atlantica”) or Abengoa-Algonquin Global Energy Solutions acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Common Shares and the Corporation’s other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; inability to complete pending acquisitions; impact of significant demands placed on the Corporation as a result of pending acquisitions; impact of expenses related to acquisitions; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives relating to acquisitions; the anticipated benefits of any acquisition, which may not materialize or may not occur within the time periods anticipated by the Corporation; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; the Kentucky Power Acquisition and related financing could result in a downgrade of credit ratings of the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; claims for nuisance being resolved against Kentucky Power following the completion of the Kentucky Power Acquisition; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference (including any financial outlook), is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces and territories of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.
Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION
The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.
The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:
(a)	the Corporation’s Annual Information Form dated March 4, 2021 for the year ended December 31, 2020 (the “AIF”);
(b)
the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and December 31, 2019, together with the report of independent registered public accounting firm thereon, as filed on SEDAR on March 4, 2021;

(c)	the MD&A of the Corporation for the year ended December 31, 2020, as filed on SEDAR on March 4, 2021;
(d)	the Management Information Circular of the Corporation filed on SEDAR on May 3, 2021 in respect of the Corporation’s annual meeting of shareholders held on June 3, 2021;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2021, as filed on SEDAR on November 11, 2021;
(f)	the MD&A of the Corporation for the three and nine months ended September 30, 2021, as filed on SEDAR on November 11, 2021; and
(g)	the material change report of the Corporation dated October 27, 2021 in respect of the Kentucky Power Acquisition and the bought deal offering of Common Shares announced concurrently.
All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the report of independent registered public accounting firm thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.
Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces and territories of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.
Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.
Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.
DESCRIPTION OF THE BUSINESS
General
Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Chile and Bermuda; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.
Regulated Services Group	Renewable Energy Group
Electric Utilities Natural Gas Utilities Water and Wastewater Utilities Natural Gas and Electric Transmission	Wind Generation Solar Generation Hydro Electric Generation Thermal Co-Generation
Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Chile and Bermuda. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electric energy generation facilities. The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities. In addition to directly owned and operated assets, the Renewable Energy Group has certain investments in generating assets, which includes the Corporation’s approximate 44% indirect beneficial interest in Atlantica, a NASDAQ-listed company that owns and operates a portfolio of international clean energy and water infrastructure assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.
See “Description of the Business” in the AIF and “Overview and Business Strategy” in the Corporation’s most recent interim MD&A.
DESCRIPTION OF DEBT SECURITIES
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.
The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities. The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR profile at www.sedar.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.
The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.
Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.
Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.
The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.
General
The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:
(a)	the title of the series;
(b)	the total principal amount of the Debt Securities of the series;
(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;
(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;
(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;
(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;
(g)	the place or places where payments will be made;

(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;
(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;
(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;
(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;
(l)
if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;
(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;
(o)	the events of default or covenants with respect to the Debt Securities;
(p)	any index or formula used for determining principal, premium or interest;
(q)	the terms of the subordination of any series of subordinated debt;
(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange;
(t)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and
(u)	any other terms.
The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The particular terms and provisions of Subscription Receipts offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:
(a)	the number of Subscription Receipts;
(b)	the price at which the Subscription Receipts will be offered;
(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
(e)
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
(g)	the material tax consequences of owning Subscription Receipts; and
(h)	any other material terms and conditions of the Subscription Receipts.
Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.
DESCRIPTION OF EQUITY SECURITIES
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the applicable securities regulatory authorities in Canada and is available electronically at www.sedar.com.
General
The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of November 17, 2021, there were 671,894,290 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 100 series C preferred shares (the “Series C Preferred Shares”), 4,000,000 Series D Preferred Shares, nil cumulative floating rate preferred shares, series E (the “Series E Preferred Shares”), nil series F preferred shares (the “Series F Preferred Shares”) and nil series G preferred shares (the “Series G Preferred Shares”) outstanding.
The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered pursuant to a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.
Common Shares
The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments. As of November 17, 2021, there were 671,894,290 Common Shares issued and outstanding.
The Corporation declared and paid a quarterly dividend of US$0.1706 per Common Share for the third quarter of 2021, which translates to a total annual dividend of US$0.6824 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 6, 2019 and approved by shareholders on June 9, 2019. A copy of the shareholder rights plan has been filed with the applicable securities regulatory authorities in Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.
Preferred Shares
The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.
The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares, are available on the Corporation’s SEDAR profile at www.sedar.com. For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.
DESCRIPTION OF THE WARRANTS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to those Warrants, will be described in the Prospectus Supplement filed in respect of such Warrants. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.
The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered pursuant to any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.
Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:
(a)	the designation of the Warrants;
(b)	the aggregate number of Warrants offered and the offering price;
(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
(d)	the exercise price of the Warrants;
(e)	the dates or periods during which the Warrants are exercisable;
(f)	the designation and terms of any Securities with which the Warrants are issued;
(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;
(h)	the currency or currency unit in which the exercise price is denominated;
(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;
(j)	whether such Warrants will be listed on any securities exchange;

(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;
(l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and
(m)	any other material terms and conditions of the Warrants.
DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either that the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment(s) be made at a specified future date(s). The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the applicable Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
DESCRIPTION OF THE UNITS
In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. or partnership interests held by Algonquin Power & Utilities Corp. or its subsidiary entities.
The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.
The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:
(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;

(c)	whether the Units will be issued in fully registered or “book-entry only” form; and
(d)	any other material terms and conditions of the Units.
BOOK-ENTRY ONLY SECURITIES
Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in the depository service of a depository identified in a Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers, remarketing firms or agents, as the case may be, named in an accompanying Prospectus Supplement will be a participant of the depository or will have arrangements with a participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.
If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.
Transfer, Conversion or Redemption of Securities
Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants.
The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.
Payments and Notices
Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participant. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.
As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to the depository or its nominee.
Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent, subscription receipt agent, collateral agent, purchase contract agent or custodial agent and depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.
The Corporation, the remarketing firms, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the depository relating to beneficial ownership interest in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to the depository and contained herein or in any Trust Indenture with respect to the rules and regulations of the depository or at the directions of the participants.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the share and loan capitalization of the Corporation since September 30, 2021, the end of the most recent interim reporting period for the Corporation, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.
TRADING PRICES AND VOLUMES
The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding 2018 Debentures and 2019 Debentures are each listed on the NYSE under the trading symbols “AQNA” and “AQNB”, respectively. The Corporation’s outstanding Equity Units are listed on the NYSE under the trading symbol “AQNU”. On November 17, 2021, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$17.79 and US$14.11 per Common Share, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$25.19; (iii) the closing price of the Series D Preferred Shares on the TSX was C$25.50; (iv) the closing prices of the 2018 Debentures and 2019 Debentures on the NYSE were US$27.10 and US$27.27, respectively, each per US$25 principal amount thereof; and (v) the closing price of the Equity Units on the NYSE was US$46.97. Trading price and volume of the Common Shares will be provided as required for each Prospectus Supplement.
EARNINGS-COVERAGE RATIOS
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.
PRIOR SALES
Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.
All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.
PLAN OF DISTRIBUTION
The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in

NI 44-102, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.
If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered pursuant to the applicable Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.
The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.
The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters, remarketing firms and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, remarketing firms or agents may be required to make in respect thereof.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.
Subject to any applicable securities legislation, and other than in relation to an “at-the-market distribution”, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.
No underwriter or agent of an “at-the-market distribution” under this Prospectus, no affiliate of such underwriter or agent, and no person or company acting jointly or in concert with such underwriter or agent will, in connection with the distribution, over-allot securities or effect any other transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or agent creating an over-allocation position in the Securities.

Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms”, acting as principals for their own account or as agents of the Corporation. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation, and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the Securities.
Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act.
RISK FACTORS
An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces and territories of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual and interim MD&A and “Enterprise Risk Factors” in the AIF.
Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3. Ernst & Young LLP have confirmed that they are (i) independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
TSX Trust Company is the registrar and transfer agent of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares and is the Canadian co-trustee of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares are kept at the office of TSX Trust Company in Toronto. American Stock Transfer & Trust Company, LLC is the co-transfer agent of the Common Shares in the U.S. and is the U.S. trustee, registrar and transfer agent of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the 2018 Debentures and the 2019 Debentures are kept at the office of American Stock Transfer & Trust Company, LLC in Brooklyn, New York.
The Bank of New York Mellon Trust Company, N.A. (“BNYMTC”) is the U.S. trustee for the Corporation’s 2021 1.18% remarketable senior notes due 2026 (the “2021 Notes”) forming part of the Equity Units. BNYMTC is also the purchase contract agent, collateral agent, custodial agent and securities intermediary for the Equity Units. BNY Trust Company of Canada is the Canadian co-trustee for the 2021 Notes. Registers for the registration and transfer of the Equity Units are kept at the office of BNYMTC located at 4655 Salisbury Road, Suite 300, Jacksonville, FL 32256
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Some of the Corporation’s directors and most of the Corporation’s officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a portion of their assets, and a portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:
•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;
•	the consents of auditors and counsel;
•	the powers of attorney from the directors and certain officers of the Corporation;
•	the appointment of agent for service of process and undertaking on Form F-X;
•	the forms of Trust Indenture; and
•	the statements of eligibility of the trustee on Form T-1.
A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.

ALGONQUIN POWER & UTILITIES CORP.

U.S.$
  % Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due    , 2082
Preferred Shares Issuable Upon Automatic Conversion

PRELIMINARY PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
BofA Securities	Wells Fargo Securities
Co-Managers
Morgan Stanley		Scotiabank	CIBC Capital Markets
J.P. Morgan	RBC Capital Markets	TD Securities	BMO Capital Markets	National Bank Financial
   , 2022